Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ANV GROUP HOLDINGS LTD.,

LAKERS ACQUISITION SUB, INC.

and

OPEN LENDING CORPORATION

Dated as of June 15, 2026

i

ARTICLE V Conditions		66

5.1	Conditions to Each Party’s Obligation to Effect the Merger	66
5.2	Frustration of Conditions	67

ARTICLE VI Termination		67

6.1	Termination by Mutual Consent	67
6.2	Termination by Either Parent or the Company	67
6.3	Termination by the Company	68
6.4	Termination by Parent	68
6.5	Effect of Termination and Abandonment	69

ARTICLE VII Miscellaneous		71

7.1	Survival	71
7.2	Modification or Amendment	71
7.3	Waiver of Conditions	71
7.4	Counterparts	72
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	72
7.6	Specific Performance	73
7.7	Notices	74
7.8	Entire Agreement	75
7.9	No Third Party Beneficiaries	75
7.10	Obligations of Parent and of the Company	75
7.11	Definitions	75
7.12	Severability	75
7.13	Interpretation; Construction	76
7.14	Assignment	77
7.15	Waiver of Claims Against Debt Financing Sources	77

Annex A: Offer Conditions	A-1
Annex B: Amended and Restated Certificate of Incorporation of Merger Sub	B-1
Annex C: Defined Terms	C-1

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 15, 2026, by and among ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“Parent”), Lakers Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Merger Sub”) and Open Lending Corporation, a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and, each of them, a “Party”).

RECITALS

WHEREAS, pursuant to this Agreement, Parent has agreed to cause Merger Sub to, and Merger Sub has agreed to, commence a tender offer to purchase any (subject to the Minimum Condition) and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) (other than shares of Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company), at a price of $3.15 per share of Common Stock (such tender offer, the “Offer” and such amount or any higher amount per share of Common Stock that may be paid pursuant to the Offer, the “Offer Price”), payable net to the seller in cash, without interest;

WHEREAS, as soon as practicable following consummation of the Offer, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger as an indirect wholly owned Subsidiary of Parent, and each share of Common Stock outstanding that is not tendered and irrevocably accepted pursuant to the Offer (other than shares cancelled pursuant to Section 2.1(b) and Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, in each case, on the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (b) adopted, approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (c) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and (d) resolved, subject to Section 4.2(c) and Section 4.2(d), to recommend to the stockholders of the Company to accept the Offer and tender their shares of Common Stock pursuant to the Offer;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of Merger Sub and its sole stockholder, (b) adopted, approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (d) submitted this Agreement to the sole stockholder of Merger Sub, for adoption thereby and recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and the Transactions;

WHEREAS, the board of directors of Parent has declared it advisable for Parent to enter into this Agreement and duly adopted, authorized and approved the Agreement and the Transactions (including the Offer and the Merger);

WHEREAS, the sole stockholder of Merger Sub will adopt and approve this Agreement immediately following its execution;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering a Tender and Support Agreement in favor of Parent and Merger Sub (collectively, the “Tender and Support Agreements”), pursuant to which such stockholders will, among other things, agree to tender all shares of Common Stock beneficially owned by them to Merger Sub in the Offer; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, intending to be legally bound, the Parties agree as follows:

ARTICLE I

The Offer and the Merger

1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VI, Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as reasonably practicable but in no event later than the date that is ten (10) Business Days after the date of the initial public announcement of this Agreement, commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer.

(b) The obligations of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any shares of Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (as provided in Section 1.1(b)) of the conditions set forth in Annex A (the “Offer Conditions”) (without limiting the right of Merger Sub to terminate, extend or modify the Offer in accordance with the terms of this Agreement) and not to any other conditions. On the terms and subject to the Offer Conditions and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, (i) as promptly as practicable following the Expiration Date, which shall in no event be later than the following Business Day immediately after the Expiration Date, irrevocably accept for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer; provided, however, if the Expiration Date is the Outside Date, such acceptance shall occur on the Outside Date, and (ii) as promptly as practicable after the Acceptance Time (and in any event, no more than two (2) Business Days after the Acceptance Time), pay for all such shares of Common Stock. For purposes of this Agreement, the date and time Merger Sub irrevocably accepts for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer, subject to the Offer Conditions, is referred to in this Agreement as the “Acceptance Time,” and the date and time after the Acceptance Time that Merger Sub pays for all such shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer, subject to the Offer Conditions, is referred to in this Agreement as the “Offer Closing.” Parent shall provide, or cause to be provided, to Merger Sub on or prior to the Offer Closing all funds necessary to pay for any and all shares of Common Stock that Merger Sub becomes obligated to accept for purchase pursuant to the Offer and this Agreement and shall cause each of Merger Sub and the Surviving Corporation to perform, on a timely basis, all of its obligations under this Agreement.

(c) The Offer Conditions are for the sole benefit of Parent and Merger Sub, and Parent and Merger Sub may waive, in whole or in part, any Offer Condition at any time and from time to time, in their sole and absolute discretion, other than the Minimum Condition, which may be waived by Parent and Merger Sub only with the prior written consent of the Company. Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions (other than the Minimum Condition or Termination Condition which require the Company’s prior written consent), to increase the amount of cash constituting the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, unless otherwise provided in this Agreement or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of shares of Common Stock sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Conditions in a manner adverse to the holders of shares of Common Stock, (iv) waive or amend the Minimum Condition or the Termination Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of shares of Common Stock, except as required or permitted by Section 1.1(e) or (vi) extend the Expiration Date (or make any other amendment that would have the effect of extending the Expiration Date), including providing any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act, except as required or permitted by Section 1.1(e).

(d) On the date the Offer is commenced (within the meaning of Rule 14d-2 under the Exchange Act), Merger Sub shall, and Parent shall cause Merger Sub to, file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the holders of shares of Common Stock as, and to the extent, required by Applicable Law. The Company hereby consents to the inclusion of the recommendation of the Company Board that the Company’s stockholders accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer (the “Company Recommendation”) in the Offer Documents; provided, however, if there has been a Company Adverse Recommendation Change then, to the extent the Offer Documents have not yet been filed with the SEC, the Company Recommendation may not be included therein. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply as to form in all material respects with the requirements of Applicable Law. The Company shall promptly furnish to Parent and Merger Sub or their legal counsel in writing all information concerning the Company and its

Subsidiaries required to be set forth in the Offer Documents pursuant to Applicable Law or reasonably requested in connection with any action contemplated by this Section 1.1(d), including communication of the Offer to the record and beneficial holders of shares of Common Stock. Each of the Parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of shares of Common Stock, in each case as and to the extent required by Applicable Law. Except from and after a Company Adverse Recommendation Change, Parent and Merger Sub shall (i) prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of shares of Common Stock, or responding to any comments of the SEC with respect to the Offer Documents, provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and reasonably consider any comments provided by the Company in good faith and (ii) provide the Company and its counsel in writing with any written comments (and shall orally describe any oral comments) that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments (and in any event within twenty-four (24) hours of receipt). Parent and Merger Sub shall use reasonable best efforts to respond as promptly as practicable to any SEC comments on the Offer Documents.

(e) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall initially be scheduled to expire at one minute following 11:59 p.m., New York City time, on the twentieth (20th) Business Day (for purposes of this Section 1.1(e) calculated in accordance with Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(e) or as may be required by Applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.1(e), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the then-effective Expiration Date, any of the Offer Conditions (other than any Offer Conditions that by their nature are to be satisfied at the expiration of the Offer) have not been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for successive periods of not more than five (5) Business Days (the length of such period to be determined by Parent or Merger Sub in their sole discretion) until the earlier of (x) the termination of this Agreement in accordance with its terms and (y) the Outside Date, or for such longer period as the Parties may agree in writing, in order to permit the satisfaction of the Offer Conditions, and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents; provided, however, (A) in the case of clause (i), if the sole Offer Condition that has not been satisfied is the Minimum Condition, Merger Sub shall not be required to extend the Offer for more than three (3) successive five (5) Business Day periods and (B) Merger Sub shall not in any event be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the Outside Date. Nothing in this Section 1.1(e) shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Article VI. In the event that this Agreement is terminated pursuant to the terms hereof, Merger Sub shall, and Parent shall cause Merger Sub to, promptly

(and in any event within one (1) Business Day of such termination) terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VI, prior to the acceptance for payment of any shares of Common Stock tendered pursuant to the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof. Merger Sub shall not terminate or withdraw the Offer unless this Agreement has been terminated in accordance with Article VI.

1.2 Company Action.

(a) The Company shall file with the SEC on the day the Offer Documents are filed with the SEC in accordance with Section 1.1(a), or as promptly thereafter as practicable (but in no event later than the first (1st) Business Day following the date on which the Offer Documents are filed), a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, except to the extent expressly permitted under Section 4.2, contains the Company Recommendation and the notice and other information required by Section 262(d)(2) of the DGCL, and shall promptly disseminate the Schedule 14D-9 to the holders of shares of Common Stock as and to the extent required by Applicable Law, including by setting the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of Applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company in writing all information concerning Parent and Merger Sub that may be required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of shares of Common Stock, in each case as and to the extent required by Applicable Law. Except from and after a Company Adverse Recommendation Change, the Company shall (i) prior to filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the holders of shares of Common Stock, or responding to any comments of the SEC with respect to the Schedule 14D-9, provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and reasonably consider any comments provided by Parent or Merger Sub in good faith and (ii) provide Parent, Merger Sub and their counsel in writing with any written comments (and shall orally describe any oral comments) that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments (and in any event within twenty-four (24) hours of receipt). The Company shall use reasonable best efforts to respond as promptly as practicable to any SEC comments on the Schedule 14D-9.

(b) The Company shall reasonably promptly after the date hereof provide to Parent, or cause to be provided to Parent, a true and complete copy of a list of the record holders of shares of Common Stock as well as mailing labels and any available listing or computer file containing the names and addresses of all record holders and, to the extent available to the Company, beneficial holders of shares of Common Stock and lists of securities positions of shares of Common Stock held in stock depositories, in each case in the Company’s possession or control as of the most recent practicable date and shall promptly furnish Parent with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Common Stock, mailing labels and lists of securities positions) as Parent or its Representatives may reasonably request in order to communicate the Offer to the holders of shares of Common Stock (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to the requirements of Applicable Law and the terms of the Confidentiality Agreement (including with respect to the return or destruction of confidential information), and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall not use or disclose the information contained in such labels, lists, listings and files other than in connection with the Offer and the Merger; provided, that, if this Agreement or the Offer is terminated, Parent and Merger Sub shall, at the option of Parent, as promptly as practicable, either (i) return (and use their respective reasonable best efforts to cause their agents to return) to the Company or (ii) destroy, any and all copies and any extracts or summaries from such information then in their possession or control.

(c) The Company shall register (and shall instruct its transfer agent to register) the transfer of the shares of Common Stock accepted for purchase by Merger Sub effective immediately after the Acceptance Time.

1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with Section 251(h) of the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Merger shall be effected under Section 251(h) of the DGCL as soon as practicable following the consummation of the Offer. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company under the DGCL, with all of its rights, privileges, immunities, powers and franchises, debts, liabilities and duties shall continue unaffected by the Merger.

1.4 Consummation of the Merger. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place (a) by electronic exchange of documents and signatures as soon as practicable following the Offer Closing, but in no event later than the first (1st) Business Day after the satisfaction or (to the extent permitted by Applicable Law) waiver of the conditions set forth in ARTICLE V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) shall be satisfied or waived in accordance with this Agreement or (b) at such other place and time as the Company and Parent may agree in writing (the date the Closing occurs, the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean any day other than (x) a Saturday, Sunday or a day on which banks are required or authorized to remain closed in New York, New York, Austin, Texas or London, United Kingdom, or (y) September 21, 2026.

1.5 Effective Time. Subject to the terms and conditions hereof, on the Closing Date the Company and Parent will cause the certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with and in such form as is required by the relevant provisions of the DGCL and the Parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall mutually agree in writing and specify in the Certificate of Merger (the “Effective Time”).

1.6 Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

1.7 Charter and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation in effect immediately prior to the Effective Time (the “Charter”) shall be amended and restated in its entirety to read as set forth in Annex B until thereafter amended as provided therein or by Applicable Law. At the Effective Time, the bylaws of the Surviving Corporation in effect immediately prior to the Effective Time (the “Bylaws”) shall be amended and restated in their entirety to read as the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to “Lakers Acquisition Sub, Inc.” shall be automatically amended and shall become references to “Open Lending Corporation,” until thereafter amended as provided therein or by Applicable Law and Merger Sub will, or Parent will cause Merger Sub or the Surviving Corporation to, as applicable, make any modifications necessary to comply with Section 4.10.

1.8 Officers and Directors of the Surviving Corporation. (a) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws and (b) the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any capital stock of the Company:

(a) Merger Consideration. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent (including shares of Common Stock accepted in the Offer) and not, in each case, held on behalf of third parties, (ii) shares of Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company (each of the shares of Common Stock referred to in clauses (i) and (ii), a “Cancelled Share”), and (iii) Dissenting Shares, which will be treated in accordance with Section 2.1(d)) shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any withholding Taxes (the “Per Share Merger Consideration”). At the Effective Time, all of the shares of Common Stock shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate that immediately prior to the Effective Time represented shares of Common Stock (a “Certificate”) or non-certificated shares of Common Stock held in book-entry position that immediately prior to the Effective Time represented shares of Common Stock (the “Book-Entry Shares”), as the case may be (other than Cancelled Shares and Dissenting Shares), shall cease to have any rights with respect thereto, except the right to receive an amount in cash equal to the Per Share Merger Consideration, without interest and subject to any withholding Taxes.

(b) Cancellation of Cancelled Shares. Each Cancelled Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist; provided, however, any Cancelled Shares owned by any direct or indirect wholly owned Subsidiary of the Company shall be unaffected by the Merger and remain outstanding as Common Stock.

(c) Merger Sub. At the Effective Time, as a result of the Merger and without any action on the part of the Parties or the holders of any shares of Common Stock or any shares of capital stock of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares), held by a Company stockholder of record, or in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such shares of Common Stock, in each case, that is entitled to demand appraisal rights pursuant to Section 262 of the DGCL and that properly demands appraisal of any such share of Common Stock pursuant to, and that complies in all respects with, Section 262 of the DGCL (such share of Common Stock being a “Dissenting Share,” and such Company stockholder or beneficial owner being a “Dissenting Stockholder”), shall not, at or (subject to the following sentence) after the Effective Time, be converted into or represent the right to receive the Per Share Merger Consideration to which the holder of such share of Common Stock would be entitled pursuant to Section 2.1(a) but rather such Dissenting Share will no longer be outstanding, will automatically be cancelled and will cease to exist, and such holder will cease to have any rights with respect thereto other than such rights as may be granted by Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such Dissenting Stockholder’s appraisal rights under the DGCL or effectively withdraws or otherwise becomes ineligible for such rights to appraisal with respect to any Dissenting Shares in accordance with the DGCL, each such Dissenting Share shall thereupon automatically be deemed to have converted at the Effective Time into the right to receive the Per Share Merger Consideration, without interest and subject to any withholding Taxes, pursuant to the exchange procedures set forth in Section 2.2 and shall not thereafter be a Dissenting Share. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a Company stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any demand for appraisal of any shares of Common Stock (or written threats thereof) under the DGCL or any withdrawal or purported withdrawal of any such demand for appraisal and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s or beneficial owner’s dissenters’ rights and (ii) the opportunity to lead all negotiations and proceedings with respect to any such demands for appraisal under the DGCL.

The Company shall not, without the prior written consent of Parent, make any payment voluntarily with respect to any demand for appraisal with respect to any Dissenting Shares, offer to settle or settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing unless required to do so by Applicable Law.

2.2 Payment for Shares of Common Stock.

(a) Paying Agent. Prior to the Effective Time, Merger Sub will appoint Equiniti Trust Company, LLC or a U.S. bank or trust company reasonably acceptable to the Company (the “Paying Agent”), pursuant to an agreement customary in form and substance and reasonably acceptable to the Company, for the payment of the Per Share Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent in trust in a separate account for the benefit of holders of shares of Common Stock, an amount in cash in immediately available funds sufficient for the Paying Agent to pay all of the aggregate Per Share Merger Consideration under Section 2.1(a) (such cash deposited with the Paying Agent being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedures.

(i) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to send to each holder of record, as of immediately prior to the Effective Time, of shares of Common Stock (other than holders of Cancelled Shares and Dissenting Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and, with respect to shares of Common Stock represented by Certificates, title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) with respect to shares of Common Stock represented by Certificates, instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or, with respect to Book-Entry Shares, instructions for use in effecting the surrender of the Book-Entry Shares in exchange for the Per Share Merger Consideration.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall be entitled to receive, in exchange therefor, the Per Share Merger Consideration, without interest and subject to withholding Taxes, for each share of Common Stock represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Share. With respect to Book-Entry Shares held, directly or indirectly, through The Depository Trust Company or any successor thereto (“DTC”), Parent and the Company will cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

(iii) In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, payment of the Per Share Merger Consideration may be issued to the holder of such shares of Common Stock as of the Effective Time if (A) to the extent such shares of Common Stock are certificated, the Certificate formerly representing such shares of Common Stock is surrendered to the Paying Agent and (B) such Person provides all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d) Termination of Payment Fund. The Surviving Corporation will be entitled to receive from the Paying Agent any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company on the date that is the one year anniversary of the Effective Time. Any holder of a share of Common Stock (other than Cancelled Shares and Dissenting Shares) that has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration, without interest, upon due surrender of its Certificate (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Share. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Applicable Law. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or non-United States governmental or regulatory authority, agency, commission, body, court, securities exchange or other legislative, executive or judicial governmental entity or tribunal (whether public or private) or administrative agency.

(e) Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement (including in connection with the Offer and the Merger), such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or foreign Applicable Law concerning Tax with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (satisfactory to the Paying Agent, acting reasonably) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Common Stock represented by such Certificate as contemplated by this Article II.

2.3 Treatment of Equity Awards.

(a) Treatment of Options.

(i) Effective as of immediately prior to the Effective Time, each outstanding and unexercised option to purchase a share of Common Stock granted pursuant to the Equity Plan (an “Option”) that is unvested will accelerate and become fully vested and exercisable immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Option that is then outstanding and unexercised with respect to which the per share of Common Stock exercise price is less than the Per Share Merger Consideration, shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest and less withholding Taxes), if any, equal to the product of (x) the aggregate number of shares of Common Stock underlying such Option immediately prior to the Effective Time, multiplied by (y) an amount equal to (A) the Per Share Merger Consideration, minus (B) the per share exercise price of such Option (the “Option Consideration”). Parent shall pay (or cause to be paid) by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall pay to each holder of an Option referred to in this Section 2.3(a)(i), the applicable Option Consideration with respect to such cancelled and terminated Option, less any applicable withholding Taxes in accordance with Section 2.2(e), on the first regularly scheduled payroll date of the Company or its Subsidiaries, as applicable, that occurs at least five (5) Business Days after the Closing Date. As used in this Agreement, “Equity Plan” means the Company’s 2020 Stock Option and Incentive Plan.

(ii) Effective as of the Effective Time, each outstanding and unexercised Option with respect to which the per share of Common Stock exercise price is equal to or greater than the Per Share Merger Consideration, shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated without consideration therefor.

(b) Treatment of RSUs. Effective as of immediately prior to the Effective Time, each outstanding restricted stock unit granted pursuant to the Equity Plan (an “RSU”), will become fully vested. As of the Effective Time, each RSU shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest and less withholding Taxes) equal to the product of (x) the aggregate number of shares of Common Stock underlying such RSU immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration (the “RSU Consideration”). Parent shall pay (or cause to be paid) by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall pay to each holder of an RSU, the applicable RSU Consideration with respect to such cancelled and terminated RSU, less any applicable withholding Taxes in accordance with Section 2.2(e), on the first regularly scheduled payroll date of the Company or its Subsidiaries, as applicable, that occurs at least five (5) Business Days after the Closing Date.

(c) Treatment of PSUs. Effective as of immediately prior to the Effective Time, each outstanding performance stock unit granted pursuant to the Equity Plan (a “PSU”) will become vested on a one PSU for one share of Common Stock basis. As of the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, (i) the vested portion of the PSU will be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product of (x) the aggregate number of shares of Common Stock underlying the vested portion of such PSU as of immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration (the “PSU Consideration”) and (ii) the unvested portion of the PSU will be automatically cancelled without any cash payment or other consideration being made in respect thereof. Parent shall pay (or cause to be paid) by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall pay to each holder of a PSU, the applicable PSU Consideration with respect to such cancelled and terminated PSU, less any applicable withholding Taxes in accordance with Section 2.2(e), on the first regularly scheduled payroll date of the Company or its Subsidiaries, as applicable, that occurs at least five (5) Business Days after the Closing Date.

(d) To the extent any payments under this Section 2.3 constitute a deferral of compensation subject to Section 409A of the Code, those payments will, to the extent necessary to comply with Section 409A of the Code, instead be paid by, or at the direction of, the Surviving Corporation at the time when the related Option, RSU, or PSU, as applicable, would otherwise have been settled in accordance with their terms or at such other time that is necessary to comply with Section 409A of the Code.

(e) Company Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall take all actions necessary to implement the provisions of Sections 2.3(a), 2.3(b) and 2.3(c).

2.4 Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock shall occur as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Offer Price, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted such that following such adjustment the holders of shares of Common Stock are entitled to receive the same aggregate consideration as contemplated by this Agreement prior to such event; provided, however, nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III

Representations and Warranties

3.1 Representations and Warranties of the Company. Except as set forth (a) in the Company Reports publicly filed with the SEC from and after January 1, 2023 through twenty-four (24) hours prior to the execution and delivery of this Agreement by all of the Parties (excluding any risk factor disclosures set forth in any such Company Reports contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” section or any other disclosures that are predictive or forward-looking in nature, in each case, other than any specific factual information contained therein); provided, however, nothing disclosed in the Company Reports shall be deemed a qualification of, or a modification to, the representations and warranties set forth in Section 3.1(b)(i), the first sentence of Section 3.1(b)(ii) or Section 3.1(b)(iii) or (b) subject to Section 7.13(c), in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Applicable Law of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity (with respect to jurisdictions that recognize the concept of good standing) or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Applicable Law of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ charters and bylaws or comparable governing documents, each as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” shall mean, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other

Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) “Company Material Adverse Effect” shall mean any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, (A) is or would reasonably be expected to have a material adverse effect on the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement, including the Offer and the Merger (the “Transactions”) or (B) has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, no Effect resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Company Material Adverse Effect under clause (B):

(1) changes or developments in economic conditions generally, or changes in the United States, global, international or regional economy, including (I) any changes or developments in or affecting the securities, credit or financial markets, (II) any changes or developments in or affecting interest or exchange rates or (III) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, except to the extent that such changes or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(2) changes or developments in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes or developments resulting from general economic conditions), except to the extent that such changes or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(3) the execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on relationships with carriers;

(4) changes or developments arising out of acts of terrorism (including cyberterrorism) or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, epidemics, pandemics, disease outbreaks, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that such changes or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(5) changes or developments after the date hereof in Applicable Law, regulatory policies or the definitive interpretations thereof, except to the extent that such changes or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries operate only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(6) changes or developments after the date hereof in generally accepted accounting principles in the United States (“GAAP”) or any other accounting methods, including foreign equivalents thereof or the interpretations or enforcement thereof, except to the extent that such changes or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similar companies operating in the industries in which the Company and its Subsidiaries conduct business, only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(7) any failure by the Company to meet any internal or public budgets, plans, projections, forecasts or estimates of revenues, earnings or other financial performance or results of operations for any period; provided, however, the exception in this clause shall not prevent the underlying cause of such failure from being taken into account in determining if there has been a Company Material Adverse Effect to the extent such failure is not otherwise excluded from being taken into account in determining if there has been a Company Material Adverse Effect pursuant to a different subsection of this definition;

(8) any action taken or omitted from being taken by the Company or any of its Subsidiaries at the written request of Parent or which Parent has expressly consented to in writing following the date of this Agreement;

(9) the identity of, or any facts or circumstances relating to, Parent or its Affiliates, its financing sources or investors, or the respective plans or intentions of any of the foregoing, with respect to the Company, its Subsidiaries or their business; or

(10) a decline in the price or trading volume of the shares of Common Stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided, however, the exception in this clause shall not prevent the underlying cause of such failure from being taken into account in determining if there has been a Company Material Adverse Effect to the extent such failure is not otherwise excluded from being taken into account in determining if there has been a Company Material Adverse Effect pursuant to a different subsection of this definition.

As used in this Agreement, “Affiliate” shall mean with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 550,000,000 shares of Common Stock, of which 118,322,488 shares of Common Stock were outstanding as of the close of business on June 12, 2026 (the “Measurement Time”), and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable. As of the Measurement Time, other than 27,018,034 shares of Common Stock reserved for issuance under the Equity Plan, including pursuant to awards outstanding, the Company has no shares of Common Stock reserved for issuance.

(ii) As of the Measurement Time, (A) 3,544,555 shares of Common Stock were issuable upon the exercise of vested and unvested Options, with a weighted average exercise price of $3.26, (B) 3,999,711 shares of Common Stock were issuable upon the vesting of RSUs and (C) 863,594 shares of Common Stock were issuable upon the vesting of PSUs (assuming achievement of the applicable performance goals at “target” level of performance). Section 3.1(b)(ii) of the Company Disclosure Letter contains a correct and complete list of Options, RSUs and PSUs outstanding under the Equity Plan as of the Measurement Time, including, where applicable, the holder, the date of grant, term, number of shares of Common Stock subject to such Option, RSU or PSU (including the number of shares of Common Stock assuming achievement of the applicable performance goals at “target” level of performance), exercise price and the vesting schedule. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and owned by the Company or by one or more direct or indirect wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, title exception or defect in title, claim or other encumbrance (each, a “Lien”), except for such transfer restrictions of general applicability as provided under the U.S. Securities Act of 1933 (the “Securities Act”) or other Applicable Law concerning securities. Section 3.1(b)(ii) of the Company Disclosure Letter lists as of the date hereof each Subsidiary of the Company and its jurisdiction of formation, its authorized limited liability company interests, and the number of issued and outstanding limited liability company interests and the record owner(s) thereof.

(iii) Except for any obligations pursuant to this Agreement, or as set forth in Section 3.1(b)(i) and Section 3.1(b)(ii), as of the Measurement Time, (A) there are no shares of capital stock or other equity securities of the Company, (B) there are no securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries and (C) none of the equity interests of the Company or its Subsidiaries are entitled to any preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries (the items referred to in clauses (B) and (C) of or with respect to any Person, collectively, “Rights”), and no such Rights are authorized, issued or outstanding as of the date hereof. None of the Company’s Subsidiaries own any shares of capital stock of the Company.

(iv) Upon any issuance of any shares of Common Stock in accordance with the terms of the Equity Plan, such shares of Common Stock will be duly authorized, validly issued, fully paid and non-assessable. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Rights in any other Person that is not a Subsidiary of the Company. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on matters that the stockholders of the Company have a right to vote.

(v) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(vi) As used in this Agreement, “Indebtedness” shall mean (i) indebtedness for borrowed money, (ii) indebtedness that is evidenced by a note, bond, indenture, debenture or similar Contract, (iii) capitalized lease obligations, (iv) obligations pursuant to securitization or factoring programs or arrangements, (v) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), and (vi) reimbursement obligations under (x) letters of credit, bank guarantees and other similar contractual obligations or (y) surety, customs, reclamation or performance bonds other than, in the case of this clause (y) those entered into in the ordinary course of business consistent with past practice, in each case, except for intercompany Indebtedness among the Company and its wholly owned Subsidiaries.

(c) Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Law relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”). Assuming the accuracy of the representations in Section 3.2(g) and that the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by this Agreement, no vote of the Company’s stockholders or consents of any holders of shares of Common Stock are necessary to authorize this Agreement or to consummate the Offer and the Merger. The Company Board has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) adopted and approved this Agreement and the Transactions (including the Offer and the Merger) and declared them to be in the best interests of the Company and its stockholders, (iii) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and (iv) resolved, subject to Section 4.2(c) and Section 4.2(d), to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Merger Sub pursuant to the Offer.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than compliance with filings and/or notices (A) pursuant to Section 1.5, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (C) under Tex. Ins. Code Section 4001.253, (D) with the SEC in respect of the Offer Documents and Schedule 14D-9, (E) under the rules of the Nasdaq Global Market (“Nasdaq”), and (F) pursuant to any Applicable Law concerning securities (collectively, clauses (A) through (F), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Assuming compliance with the matters referenced in Section 3.1(d)(i) and receipt of the Company Approvals, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions by the Company will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws or the comparable governing instruments of any of the Company’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination or a recapture (or right of termination or recapture) or a default under, the creation or acceleration of any obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries that constitutes a Company Material Contract or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries (other than a Permitted Lien), or (C) a violation of, or conflict with, any Order or Applicable Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination or a recapture, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Permitted Lien” shall mean any Lien (I) for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company Reports in accordance with GAAP, (II) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien, in each case, arising in the ordinary course of business for amounts not yet due and payable, (III) that is incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (IV) that is any zoning, building or other similar code or regulation not violated by the current use or occupancy of the Company Leased Real Property, (V) that constitutes any condition that would be disclosed by a current, accurate survey or physical inspection, easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the Company Leased Real Property as currently conducted and which are not violated by the current use or occupancy of the Company Leased Real Property, (VI) that is a purchase money security interest in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Company or any Subsidiary (including the interests of vendors and lessors under conditional sale and title retention agreements and similar arrangements for the sale of goods entered into by the Company or any Subsidiary in the ordinary course of business as conducted from time to time) or (VII) that is a non-exclusive license of Intellectual Property granted in the ordinary course of business.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2025 and 2024, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2025, (C) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2024, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2023 (the “Applicable Date”) (clauses (A) through (D) together with any exhibits or schedules included or incorporated by reference in any such document and including any supplements, modifications or other amendments thereto, collectively, the “Company Reports”). As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”). Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since January 1, 2023, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of its respective date, and, if amended, supplemented or modified by a subsequent filing with the SEC since its respective date, as of the date of the last such amendment, supplement or modification, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2023 through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(ii) Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with in all material respects, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is material, and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements (except as may be indicated in the notes thereto and as permitted by Regulation S-X).

(iii) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2025. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are, in all material respects, effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, (y) with respect to the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting, any conviction for an illegal act (with respect to or pertaining to the Company or when acting in his or her capacity as an employee of the Company) or fraud, whether or not material, and (z) any claim or allegation in writing regarding any of the foregoing, all of which information described in clauses (x), (y) and (z) above has been disclosed by the Company to Parent prior to the date of this Agreement, and the Company will promptly provide to Parent true and correct copies of any such disclosure that is made after the date of this Agreement.

(iv) The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f) Absence of Certain Changes. Since December 31, 2025 (the “Balance Sheet Date”) through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice (other than actions taken by the Company expressly contemplated by this Agreement and the Transactions) and (ii) there has not been any Effect that has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Balance Sheet Date through the date hereof, there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would have required the prior consent of Parent pursuant to Section 4.1(c), Section 4.1(f), Section 4.1(j), Section 4.1(m) and, solely with respect to such foregoing clauses, Section 4.1(u).

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, audits, reviews, inquiries, examinations or other proceedings pending (each, an “Action”) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any Order which would have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth or reflected or reserved against in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (C) incurred in connection with the Transactions, or (D) that are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any obligation or requirement to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any non-wholly owned Subsidiary or other Person that is not a Subsidiary that cannot be terminated without notice.

(iii) The term “Knowledge,” when used in this Agreement with respect to the Company, shall mean the actual knowledge, after reasonable inquiry of their direct reports, of those persons set forth in Section 3.1(g)(iii) of the Company Disclosure Letter.

(h) Employee Benefits.

(i) All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter. The Company has made available to Parent true and complete copies of, to the extent applicable: (A) all material Benefit Plans (or, in the case of any unwritten material Benefit Plan, a description thereof) and any amendments thereto, (B) the most recent annual report on Form 5500 with respect to all material Benefit Plans, (C) the most recent actuarial report with respect to all material Benefit Plans, and (D) the most recent summary plan description with respect to all material Benefit Plans. “Benefit Plans” means all benefit and compensation plans, Contracts, policies or arrangements for the benefit of employees on the payroll of the Company or its Subsidiaries as of the date hereof (the “Company Employees”) or formerly on the payroll of the Company or its Subsidiaries, current or former independent contractors of the Company or its Subsidiaries, or current or former directors of the Company under which there is a continuing financial obligation of the Company or which are maintained, administered or contributed to by the Company or its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, death benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, change in control benefits and post-employment or retirement benefits, whether or not subject to ERISA, but excluding (x) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”) and (y) any plans or programs that are mandated and administered by a Governmental Entity.

(ii) All Benefit Plans are in compliance in all material respects with their terms and with ERISA and the Code (to the extent applicable) and other Applicable Law and there is no material pending or, to the Knowledge of the Company, threatened action or litigation relating to the Benefit Plans, other than routine claims for benefits. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the Internal Revenue Service (“IRS”) (and a true and correct copy of such letter or such application has been provided to Parent), and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code. To the Knowledge of the Company, there are no circumstances reasonably likely to result in the loss of the qualification of such Benefit Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries or any fiduciary has engaged in a non-exempt transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject any Benefit Plan or any related trust, the Company or any of its Subsidiaries, or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii) There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Surviving Corporation or any of its affiliates following the Closing. “Controlled Group Liability” shall mean any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(iv) None of the Company and its Subsidiaries, nor any other entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code has, at any time during the last six (6) years, sponsored, maintained, administered or contributed to or been required to contribute to, or has had in the last six (6) years any liability or obligation, whether direct or indirect, fixed or contingent or otherwise, with respect to, (A) any Multiemployer Plan, (B) any single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (C) any “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (D) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(v) Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code materially complies and, at all times has materially complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(vi) Except as contemplated in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (A) entitle any Company Employee, former employee, any current or former independent contractor, or any current or former officer or director, of the Company or any of its Subsidiaries (each, a “Company Service Provider”) to any payment or benefit (including any enhanced or accelerated benefit, or lapse of repurchase rights or obligations, with respect to the Equity Plan or other benefit under any compensation or benefit plan or arrangement of the Company), (B) accelerate the time of payment, funding or vesting, or increase the amount of compensation due any such Company Service Provider, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust, or (C) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any grantor, “rabbi” or similar trust pursuant to any Benefit Plan.

(vii) Neither the Company nor any of its Subsidiaries is under any obligation to provide any gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes or related interest or penalties under Sections 4999 or 409A of the Code.

(viii) No Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by Applicable Law.

(i) Compliance with Applicable Law; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since January 1, 2023, and are not being, conducted in violation of any applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Applicable Law”), except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity against the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, since January 1, 2023, has any Governmental Entity indicated in writing an intention to conduct the same, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries each holds and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and, since January 1, 2023, have been in compliance with all applicable statutory and regulatory requirements under the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other applicable international anti-bribery conventions, and all other applicable anti-corruption, bribery, money laundering and similar Applicable Law and Orders in jurisdictions in which the Company or any of its Subsidiaries operate or have operated (“Anti-Bribery Law”). Since January 1, 2021, neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral communication from any Governmental Entity that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery Law in any material respect.

(iii) Without limiting the other provisions of this Section 3.1(i), each of the Company and its Subsidiaries (and, to the Knowledge of the Company, any third party acting for or on behalf of the Company or its Subsidiaries (with respect to such Persons’ actions on behalf of the Company or its Subsidiaries)) is and will remain in compliance in all material respects with all Applicable Law concerning economic sanctions, including executive orders and implementing regulations promulgated by the United States Treasury Department’s Office of Foreign Assets Control, and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act (collectively, “Sanctions Laws”). None of the Company or any of its Subsidiaries (A) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) or (B) is a Person who is otherwise identified on any similar applicable Sanctions Laws restricted lists such that a United States Person cannot deal or otherwise engage in business transactions with such Person, (C) is located, organized, or resident in a country or territory that is the subject of a comprehensive trade embargo under any Sanctions Laws (as of the time of this Agreement: Cuba, Iran, North Korea, Syria (only with respect to any dealings or transactions prior to May 23, 2025), and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine) or (D) is in the aggregate, 50% or greater owned, directly or indirectly, or acting or purporting to act on behalf of a Person or Persons described in clauses (A), (B), or (C).

(iv) Without limiting the other provisions of this Section 3.1(i), except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, since January 1, 2021, the Company has instituted and maintained policies and procedures reasonably designed to promote compliance with Anti-Bribery Laws and Sanctions Laws.

(j) Takeover Statutes; Rights Plan. No restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Charter or Bylaws is, or at the Acceptance Time, the Offer Closing or the Effective Time will be, applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or the Offer that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Transactions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(g), no further action is required by the Company Board to ensure Section 203 of the DGCL does not apply to the execution, delivery or performance of this Agreement and the consummation of the Transactions (including the Offer and the Merger). There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or the Common Stock is subject, or the Company or any of its Affiliates is party or otherwise bound.

(k) Environmental Matters. Except for such matters that are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect: (A) the Company and its Subsidiaries are and since January 1, 2023 have been in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all Licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) to the Knowledge of the Company, there are no, and there have not been any,

Releases of Hazardous Substances at any property, currently or formerly owned, operated, occupied or leased by the Company or its Subsidiaries under circumstances or in quantities or conditions that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Law; (D) neither the Company nor any of its Subsidiaries has received any claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law since January 1, 2023; (E) there are no writs, injunctions, decrees, orders or judgments outstanding against the Company or any of its Subsidiaries, or any suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries in writing, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law; and (F) neither the Company nor any of its Subsidiaries has contractually assumed or provided any indemnification with respect to or has otherwise become subject to any liability of any other Person under any Environmental Law, which liability the Company and its Subsidiaries would not have in the absence of contract.

As used in this Agreement, (i) “Environmental Law” shall mean any Applicable Law concerning pollution or protection of the soil, subsoil, surface waters, ground waters, aquifers, land, wetlands, streams, sediments, subsurface strata and ambient air (“Environment”), including all those relating to public or occupational health and safety with respect to exposure to Hazardous Substances, and the use, handling, treatment, storage, labeling, Release, threatened Release, control, investigation, cleanup or remediation of any Hazardous Substances; (ii) “Hazardous Substance” shall mean any substance, material or waste, whether solid, liquid or gaseous in nature: (A) the presence of which requires notification, investigation, or remediation under any Environmental Law, (B) which is defined as “toxic,” a “hazardous waste,” “hazardous material” or a “hazardous substance” or “pollutant” or “contaminant” under any Environmental Law, (C) which is toxic, explosive, caustic, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Governmental Entity under Environmental Law, (D) which is gasoline, diesel fuel or other petroleum hydrocarbons or petroleum by-products or volatile organic compounds, (E) which consists of polychlorinated biphenyls (PCBs) or asbestos or urea formaldehyde or lead or per- and polyfluoroalkyl substances, or (F) which is radioactive, including radon gas; and (iii) “Release” shall mean any release, emission, spill, discharge, leakage or disposal in violation of any Environmental Law, involving or with respect to any Hazardous Substance.

(l) Taxes.

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects, (B) have timely paid all material Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by any of them and have timely withheld and remitted all material Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or other third party, except with respect to matters contested in good faith and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP, and (C) have not waived any statute of limitations applicable to any material Tax Return or agreed to any extension of time within which to make an assessment of Tax, which waiver or extension is currently in effect.

(ii) No audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters of the Company or any of its Subsidiaries are pending or have been threatened in writing against the Company or its Subsidiaries. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority (A) has been timely paid or otherwise finally resolved or (B) is being contested in good faith through appropriate proceedings and has been adequately reserved for on the Company Financial Statements in accordance with GAAP.

(iii) Neither the Company nor any of its Subsidiaries (A) is a party to any material Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (other than Contracts in each case (I) entered into in the ordinary course of business, (II) not primarily relating to Taxes, and (III) containing solely customary Tax-allocation, Tax-sharing or Tax-indemnity provisions) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv) There are no material Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Liens set forth in clause (I) of such definition.

(v) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.1(l)(iii)(A)) or otherwise.

(vi) During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355 of the Code.

(vii) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii) Neither the Company nor any of its Subsidiaries has made any election under Section 965(h) of the Code.

(ix) Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(x) During the three (3)-year period ending on the date of this Agreement, no claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Tax by the jurisdiction.

(xi) The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

(xii) As used in this Agreement, (A) “Tax” shall mean all federal, state, local and foreign income, profits, capital gain, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) “Tax Return” shall mean all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, and any amendment thereto, and (C) “Tax Authority” shall mean with respect to any Tax, the governmental authority responsible for the imposition of such Tax.

(m) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council. Since January 1, 2023, (A) to the Knowledge of the Company, no demand for recognition of any Company Employees has been made by or on behalf of any labor union, labor organization or works council, (B) to the Knowledge of the Company, no petition has been filed or proceeding instituted by or on behalf of any Company Employee or group of Company Employees with any labor relations board or commission seeking recognition of a collective bargaining representative, (C) to the Knowledge of the Company, no union organizing activities with respect to any Company Employee has occurred, (D) neither the Company nor any of its Subsidiaries has been the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, and (E) no labor strike, material labor dispute, concerted walk-out or work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries has occurred or, to the Knowledge of the Company, been threatened.

(ii) Since January 1, 2023, the Company and its Subsidiaries have been in compliance in all material respects with all Applicable Law in respect of employment, including those covering employment practices, classification, labor relations, terms and conditions of employment and wages and hours (“Employment Laws”) with respect to Company Service Providers.

(iii) Since January 1, 2023, to the Knowledge of the Company, (A) no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any director or employee of the Company with the title of Vice President or above through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, and (B) there are no Actions pending or, to the Knowledge of the Company, threatened, related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any director or employee of the Company with the title of Vice President or above. Since January 1, 2023, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any director or employee of the Company with the title of Vice President or above.

(iv) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, with respect to Company Service Providers, in the past three (3) years, the Company and its Subsidiaries have not received written notice of any pending or threatened (A) unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Entity against the Company or its Subsidiaries relating to any Company Service Provider, (B) employee or labor complaints, grievances or arbitrations in each case, against or with respect to labor or employment matters against the Company or its Subsidiaries, (C) Action against or with respect to the Company or its Subsidiaries relating to any Company Service Provider before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (D) investigation against any Company Service Provider by any Governmental Entity responsible for the enforcement of Employment Laws, or (E) Action in any forum by or on behalf of any Company Service Provider (including any applicant for employment or engagement of services) alleging breach of any express or implied contract of employment, any Employment Laws or alleging other discriminatory, wrongful or tortious conduct in connection with the engagement of any Company Service Provider.

(n) Intellectual Property.

(i) Section 3.1(n)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is issued by, registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar (the “Registered IP”).

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company and each of its Subsidiaries has the right to use all Intellectual Property owned by the Company or any of its Subsidiaries or otherwise necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as of the date hereof (the “Material Intellectual Property”), (B) all Material Intellectual Property that is owned by the Company or any of its Subsidiaries is subsisting, and to the Knowledge of the Company, all Material Intellectual Property that is Registered IP is valid and enforceable, and (C) the Company and its Subsidiaries exclusively possess all right, title and interest in all Material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries free and clear of all Liens, other than Permitted Liens.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) no written claim of invalidity, unenforceability or conflicting ownership rights with respect to any Material Intellectual Property that is owned by the Company or any of its Subsidiaries has been made by a third party; (B) no Material Intellectual Property that is owned by the Company or any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened action, suit, claim, investigation or other proceeding before a Governmental Entity; (C) neither the Company nor any of its Subsidiaries has received, since January 1, 2023, any written charge, complaint, claim, demand or notice (including “cease and desist” letters, invitations to take a license or indemnity claims), or to the Knowledge of the Company, oral notice or other communication alleging that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee of the Company or any of its Subsidiaries, or the conduct of the business of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party; (D) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries and the use of the Material Intellectual Property in connection therewith by the Company and its Subsidiaries does not infringe, misappropriate or violate, and since January 1, 2023, has not infringed, misappropriated or violated any Intellectual Property right of any third party; and (E) to the Knowledge of the Company, since January 1, 2023, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by the Company or any of its Subsidiaries.

(iv) The Company and its Subsidiaries have taken commercially reasonable steps designed to protect and maintain the confidentiality of any Trade Secrets included in the Material Intellectual Property. To the Knowledge of the Company, since January 1, 2023, there has been no unauthorized access or use by, or disclosure to, any Person of any such Material Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the extent any such Intellectual Property is not otherwise owned by the Company or one of its Subsidiaries by operation of Applicable Law, each of the Company and its Subsidiaries have obtained from all Persons (including any and all current or former employees, consultants, independent contractors, officers, directors or founders of any of the Company or its Subsidiaries) that have been involved in, contributed to or created any portion of, or otherwise that would have any rights in or to, any Intellectual Property for the Company or any of its Subsidiaries, written assignments with present tense assignment language to the Company or its applicable Subsidiary of any such Intellectual Property.

(vi) No Software developed or owned by the Company or any of its Subsidiaries (“Company Software”) incorporates or is subject to any Open Source Licenses in a manner that (A) requires the source code of such Company Software to be disclosed, licensed, publicly distributed or dedicated to the public, or (B) imposes any restriction on the consideration to be charged for the distribution of any Company Software, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, the Company and its Subsidiaries are not in breach of or default under the terms of any Open Source License governing the Company’s or its Subsidiaries’ use of Software that is incorporated into any Company Software.

(vii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) none of the Company or any of its Subsidiaries have deposited, disclosed, delivered or licensed to any Person, or agreed to deposit, disclose, deliver or license to any Person, or permitted the deposit, disclosure or delivery to any escrow agent or other Person any source code for any Company Software, and (B) no event has occurred, and no circumstances or conditions exist, that will require the disclosure or delivery to any Person of any source code of any Company Software, and the consummation of the Transactions will not require the deposit, delivery, license or disclosure of any such source code to any Person; in each case of the foregoing, excluding any such disclosures, deliveries or licenses to third parties acting on behalf of the Company and subject to written obligations of confidentiality.

(viii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company and its Subsidiaries have established, maintain and enforce commercially reasonable policies and procedures for the use of AI Technology by their respective employees, consultants and independent contractors, (i) designed to ensure the ongoing ethical, transparent, and responsible design, development, and deployment of AI Technology, in each case, as required under Applicable Law, and (ii) designed to prohibit the input of any Trade Secrets (including source code) or other material proprietary information into AI Technology, (B) the Company and its Subsidiaries have sufficient rights in all data used in the conduct of the business of the Company and its Subsidiaries, taken as a whole, that is processed by AI Technology by or on behalf of the Company and its Subsidiaries, as applicable, (C) to the Knowledge of the Company, all AI Technology used by the Company or its Subsidiaries operates in compliance with its applicable documentation and Applicable Law and (D) no AI Technology has been used by or on behalf of the Company or any of its Subsidiaries in connection with the creation, invention or development of any Material Intellectual Property.

(ix) As used in this Agreement, “AI Technology” shall mean any and all machine learning, deep learning, and other artificial intelligence technologies, including statistical learning algorithms, models (including large language models), neural networks, and other artificial intelligence tools or methodologies and all Software implementation of any of the foregoing, that are capable of producing various types of content (such as source code, text, images, audio, and synthetic data), decisions, predictions or recommendations, based on inputs the system receives.

(x) As used in this Agreement, “Intellectual Property” shall mean all of the following, as they exist anywhere in the world, whether registered or unregistered: (A) trademarks, service marks, Internet domain names, taglines, social media identifiers, brand names, corporate names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, provisionals, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets, and intellectual property rights in know-how, data, processes, procedures, databases, confidential information and all other proprietary information (collectively, “Trade Secrets”); (D) mask works and copyrights in published and unpublished works of authorship, designs, and all registrations and applications therefor, and all renewals and extensions thereof; and (E) intellectual property rights in Software.

(xi) As used in this Agreement, “Open Source License” shall mean any license or other distribution model that is identified as “open source,” “free software,” “copyleft,” or similar term or is otherwise identified by the Open Source Initiative as an “open source license”, including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), Server Side Public License (SSPL), Redis Source Available License Agreement, any license that includes the Commons Clause, any “sharelike” Creative Commons licenses (such as CC-BY-SA 4.0), European Union Public License (EUPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

(xii) As used in this Agreement, “Software” shall mean (A) computer programs, including operating systems, applications, firmware or other software code, whether in source code, object code or other form, (B) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise), (C) digital screens, user interfaces, command structures, report formats, templates, menus, buttons and icons generated from or in connection with any of the foregoing and (D) all documentation for any of the foregoing.

(o) Data Privacy.

(i) The Company and its Subsidiaries, and to the Knowledge of the Company, third parties processing any data or information that is considered “personally identifiable information,” “personal information,” “personal data,” “protected health information,” or equivalent term under the Privacy Laws (“Personal Information”) on behalf of the Company (“Third-Party Processors”), comply and at all times since January 1, 2023 have complied, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with: (i) the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, the Texas Data Privacy and Security Act, and all other Applicable Law concerning privacy and use of Personal Information (collectively, the “Privacy Law”); (ii) each of the Company’s internal or public-facing written policy, notice, and statement concerning the privacy, security, or processing of Personal Information (the “Privacy and Data Security Policies”); and (iii) all obligations, including industry standards, codes of conduct and Contracts by which the Company or any of its Subsidiaries is bound as of the date hereof and related to the processing of Personal Information (together clauses (i)-(iii), the “Privacy Commitments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the transfer of all Personal Information in the possession or control of the Company and its Subsidiaries to Parent, does not and will not, in any material respect: (A) violate Privacy Laws; or (B) require the consent of, or notice to, any Person concerning such Person’s Personal Information.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, (A) the IT Assets used in connection with the business of the Company and its Subsidiaries (the “Company IT Systems”) have not failed, broken down or experienced continued substandard performance that has caused disruption or interruption in or to the use of the Company IT Systems or the operation of the business of the Company or any of its Subsidiaries, taken as a whole and to the Knowledge of the Company, no Person has gained unauthorized access to the Company IT Systems; (B) to the Knowledge of the Company, the Company IT Systems do not contain any Malicious Code and operate and perform as necessary to conduct the business of the Company and its Subsidiaries, taken as a whole, as conducted as of the date hereof; and (C) the Company and its Subsidiaries have implemented and maintained industry standard information security, incident response and disaster recovery programs, processes, or procedures designed to protect the security, confidentiality and integrity of the Company IT Systems and all Personal Information in the Company’s and its Subsidiaries’ possession or control.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, no Personal Information processed by the Company, its Subsidiaries or, to the Knowledge of the Company, its Third-Party Processors, has been subject to any unauthorized access or acquisition that materially impacted the Company’s or its Subsidiaries’ operations or required notification to a third party, including any Person, customer, regulator or Governmental Entity (a “Security Incident”). Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notices or complaints from any Governmental Entity or other Person, and there has not been any audit, investigation, enforcement action (including any fines or other sanctions) or other action commenced in writing, relating to a Security Incident or alleged non-compliance with applicable Privacy Commitments. To the Knowledge of the Company, there are no facts or circumstances that could give rise to any such event.

(iv) As used in this Agreement, “IT Assets” shall mean any information technology or computer systems (including any Software, information technology or telecommunication hardware (including computers, servers, databases, peripheral devices and telecommunications devices), networks, interfaces, platforms or other equipment or systems) and all associated documentation.

(v) As used in this Agreement, “Malicious Code” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” (as such terms are commonly understood in the software industry) or any other software routines or hardware components designed to have any of the following functions: (A) disrupting, disabling, corrupting, destroying, erasing or otherwise harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

(p) Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other insurance policies maintained by the Company or any of its Subsidiaries: (A) are in full force and effect and all premiums due with respect thereto have been paid when due; (B) have been made available by the Company to Parent prior to the date of this Agreement; and (C) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage reasonably adequate to insure the Company and its Subsidiaries against insurable losses.

(q) Material Contracts.

(i) Except (A) as filed as exhibits to Company Reports, (B) for this Agreement and the other agreements entered into in connection with the Transactions and (C) Benefit Plans, Section 3.1(q)(i) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each of the following Contracts that is in effect and to which the Company or any of its Subsidiaries is a party or which binds their respective properties or assets:

(1) any Contract with respect to indebtedness for borrowed money, any financial guaranty thereof or the mortgaging, pledging or otherwise placing a Lien on any of their assets, in each case, in excess of $250,000, other than indebtedness between and among the Company and its wholly owned Subsidiaries;

(2) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument with a fair market value in excess of $250,000;

(3) any Contract that involved or is reasonably expected to involve expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $250,000 in 2026 or any Contract that obligates the Company or its Subsidiaries to make any future capital investment or capital expenditures in excess of $250,000;

(4) any Contract that involved, since January 1, 2023, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets composing a business or capital stock or other equity interests of another Person, other than acquisitions or dispositions of assets, capital stock and other equity interests by and among the Company and its Subsidiaries;

(5) any Contract that creates a joint venture or partnership;

(6) any Contract for the lease of real property material to the operation of the Company’s and its Subsidiaries’ business, taken as a whole;

(7) any Contract that contains a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right that is material to the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person;

(8) any settlement agreement or other resolution of any Action with a Governmental Entity or order to which the Company or any of its Subsidiaries is a party involving future obligations by the Company or any of its Affiliates (including, following the Closing, Parent and its Affiliates) in any such case that is material to the Company and its Subsidiaries, taken as a whole;

(9) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person (other than (A) “shrink wrap” or “click through” licenses or other agreements relating to commercially available off-the-shelf computer software pursuant to which the annual fees are less than $250,000, (B) confidentiality agreements, (C) non-exclusive licenses granted to or received from service providers, customers, vendors, suppliers, distributors or other similar third parties and (D) agreements with current or former shareholders, directors, officers, employees, contractors and other representatives of the Company or any of its Subsidiaries that assign rights in Intellectual Property from such Person to the Company or its Subsidiaries, as applicable), unless such obligation to such Person contained in such Contract would not reasonably be expected to exceed a maximum of $250,000;

(10) any Contract containing covenants of the Company or any of its Subsidiaries to make any “earn-out” or other contingent payment to another Person, unless such obligation to such Person contained in such Contract would not reasonably be expected to exceed a maximum of $250,000;

(11) any Contract pursuant to which the Company or any of its Subsidiaries grants to a third party or receives from a third party a license or other right with respect to any material Intellectual Property (other than (A) “shrink wrap” or “click through” licenses or other agreements relating to commercially available off-the-shelf computer software pursuant to which the annual fees are less than $250,000, (B) confidentiality agreements, (C) non-exclusive licenses granted to or received from service providers, customers, vendors, suppliers, distributors or other similar third parties and (D) agreements with current or former shareholders, directors, officers, employees, contractors and other representatives of the Company or any of its Subsidiaries that assign rights in Intellectual Property from such Person to the Company or its Subsidiaries, as applicable);

(12) any Contract involving the performance of services or delivery of tangible goods, products or developmental, consulting or other services commitments by the Company or any of its Subsidiaries as to which any Major Customer is a counterparty (the “Customer Contracts”);

(13) any Contract involving the performance of services or delivery of tangible goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries as to which any Major Supplier is a counterparty (the “Supplier Contracts”);

(14) any capacity agreements with Carriers;

(15) any Contract that contains “most-favored nation” or similar provisions granted by the Company or any of its Subsidiaries;

(16) any Contract that restricts or purports to restrict the Company or its Affiliates (including, following the Closing, Parent and its Affiliates) from (w) engaging or competing in any line of business or market; (x) operating in any geographic area; (y) acquiring any product, property or other asset (tangible or intangible), or any services, from any other Person (including any “take or pay,” “sole source” “exclusivity” or “requirements” obligations, any minimum order obligations, minimum order quantities, and similar minimum purchase obligations); or (z) selling any product or other asset to, performing any services for any other Person or transacting any business with any other Person; and

(17) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

Each Contract of the type described in this Section 3.1(q)(i) is referred to in this Agreement as a “Company Material Contract”.

(ii) Except for Material Contracts that have expired by their terms, been terminated, restated or replaced and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in breach of or default under the terms of any Company Material Contract; (B) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) from January 1, 2023 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Company Material Contract. Except for any Company Material Contracts filed without redaction as exhibits to the Company Reports, a copy of each Company Material Contract has been made available to Parent.

(r) Real Property.

(i) None of the Company or any of its Subsidiaries owns any real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company, as applicable, has a good and valid leasehold interest in each lease, sublease and other agreement and in each parcel of Company Leased Real Property, under or with respect to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property” and such leases, subleases and other agreements, together with all amendments, extensions, modifications, guarantees and supplements thereto, are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and Liens that are not individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (1) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Bankruptcy and Equity Exception and (2) no uncured default on the part of the Company or, if applicable, a Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under any Company Real Property Lease. Section 3.1(r)(i) of the Company Disclosure Letter contains a true and complete list as of the date hereof of each Company Real Property Lease that is material to the Company and its Subsidiaries, taken as a whole, by the property address.

(ii) Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy any portion of a Company Leased Real Property that would reasonably be likely to adversely affect the existing use of such Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon. Neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all buildings, structures, fixtures and improvements and all other physical elements of each parcel of Company Leased Real Property are in good operating condition and repair, subject to ordinary wear and tear, sufficient for the continued use of all Company Leased Real Property in the manner and for the purposes to which they are presently devoted.

(s) Customer and Supplier Relationships. Section 3.1(s)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on program fee revenue in calendar year 2025) (“Major Customers”). Section 3.1(s)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest suppliers of the Company (based on aggregate annual expenditure by the Company in calendar year 2025) (“Major Suppliers”). Since December 31, 2024 through the date hereof, no Major Customer or Major Supplier has provided notice in writing that it will permanently stop or materially decrease purchasing or supplying services, materials or products from or to the Company or is otherwise currently involved in, or, to the Knowledge of the Company, is threatening, a dispute with the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(t) Insurance Business.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with Applicable Law relating to the marketing, solicitation and sale of insurance products, including such Applicable Law (i) regulating Advertisements; (ii) requiring mandatory disclosure of information regarding profit-sharing, commissions, service fees, brokerage fees or consideration payable to the Company and its Subsidiaries related to applicable insurance products; (iii) prohibiting the payment of commissions, service fees, brokerage fees or other consideration related to the marketing solicitation and sale of insurance products to any party not holding a License required under Applicable Law; (iv) prohibiting the use of unfair methods of competition; (v) prohibiting the use of deceptive acts or practices; and (vi) regulating appointments and affiliations regarding insurance producers. As used in this Agreement, “Advertisement” shall mean any material designed to create public interest in insurance policies or in an insurer, or in an insurance producer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain such a policy or contract.

(ii) None of the Company or any of its Subsidiaries is engaging, or at any time has been engaged, in the business of insurance as a Carrier in any jurisdiction. As used in this Agreement, (A) “Carrier” shall mean an insurance carrier or reinsurer that issues and underwrites or reinsures Insurance Contracts sold to insureds, including any insurance company, surety, benefit plan, insurance pool, risk retention group, risk purchasing group, discount plan provider (whether risk bearing or otherwise), reinsurer, Lloyd’s of London syndicate, ancillary employee benefit carrier, state fund or pool, or other risk bearing or risk assuming entity or association in which any insurance, reinsurance or bond has been placed or obtained or that issues or provides or assumes or cedes any Insurance Contract and (B) “Insurance Contract” shall mean any insurance policy, contract, binder, or certificate and all riders, endorsements, amendments and applications to such policy, contract, binder, slip or certificate, and all amendments, supplements, applications, brochures, illustrations and certificates pertaining thereto but excluding any “upline” agency, general agency, managing general agency or capacity agreements.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, each Subsidiary of the Company at the time of, and to the extent engaged in, soliciting, selling or producing any Insurance Contract was duly appointed by the applicable Carrier and was duly licensed (for the type of business solicited, sold or produced by such Subsidiary) in the particular jurisdiction in which such Subsidiary solicited, sold or produced such Insurance Contract, and, in each case solely to the extent required by Applicable Law.

(u) Company Advisors. Except for Financial Technology Partners L.P. and its wholly owned subsidiary FTP Securities LLC (“FT Partners”), neither the Company nor any of its Subsidiaries has employed any broker, finder or investment banker in connection with or related to the Transactions that is entitled to any brokerage fees, commissions or finder’s fees.

(v) Opinion of Financial Advisor. The Company Board has received the opinion of Financial Technology Partners L.P. and its wholly owned subsidiary FTP Securities LLC to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received by the holders of shares of Common Stock (other than Cancelled Shares and Dissenting Shares) in the Offer and Merger, taken together as an integrated transaction, pursuant to this Agreement is fair, from a financial point of view, to such holders.

(w) Offer Documents and Schedule 14D-9. None of the information to be supplied in writing by the Company, or any Representative of the Company, to Parent and Merger Sub specifically for inclusion in the Offer Documents, if any, will, at the time such documents are filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will, at the time such document is filed with the SEC, comply in all material respects with the requirements of the Exchange Act.

(x) 14d-10 Matters. All amounts payable to (i) holders of shares of Common Stock and other equity interests of the Company (“Covered Securityholders”) pursuant to the Equity Plan and (ii) any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company (“Compensation Agreement”), in each case, (A) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders or Company Service Providers, as applicable (and matters incidental thereto) and (B) are not calculated based on the number of shares of Common Stock tendered or to be tendered into the Offer by the applicable Covered Securityholder or Company Service Provider, as applicable. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable Nasdaq rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) will prior to Closing (1) adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (I) the Equity Plan and (II) the treatment of the Options, RSUs and PSUs in accordance with the terms set forth herein and the Equity Plan, which resolutions will not be rescinded, modified or withdrawn in any way, and (2) will perform all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

(y) No Other Representations or Warranties. The Company acknowledges that except for the representations and warranties contained in Section 3.2, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub or their Affiliates makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and that Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any of their Affiliates or their respective directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”).

3.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Applicable Law of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As used in this Agreement, “Parent Material Adverse Effect” shall mean an Effect that, when considered individually or in the aggregate with all other Effects is or would reasonably be expected to be materially adverse to the ability of Parent or Merger Sub to timely perform its obligations under this Agreement and consummate the Transactions.

(b) Corporate Authority and Approval. No vote or consent of holders of capital stock of Parent is necessary to approve or adopt this Agreement or the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption and approval by Parent will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Offer and the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The board of directors of Merger Sub has unanimously (i) determined that this Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) submitted this Agreement to the sole stockholder of Merger Sub, for adoption thereby and recommended that the stockholder approve and adopt this Agreement and the Transactions. The board of directors of Parent has unanimously (x) declared it advisable for Parent to enter into this Agreement and (y) adopted, authorized and approved this Agreement and the Transactions (including the Offer and the Merger).

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.5, (B) under the HSR Act, (C) under Tex. Ins. Code Section 4001.253, (D) with the SEC in respect of the Offer Documents and Schedule 14D-9, (E) under the rules of Nasdaq, and (F) pursuant to any Applicable Law concerning securities (collectively, clauses (A) through (F), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Assuming compliance with the matters referenced in Section 3.2(c)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, or (C) a violation of, or conflict with, any Order or Applicable Law to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Litigation and Liabilities. There are no Actions pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Funds; Financing. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company true, accurate and complete copies of (i) executed equity commitment letters, including all exhibits, schedules and annexes thereto, dated as of the date hereof (the “Equity Commitment Letters”), under which the equity financing sources party thereto have committed to provide to Parent equity financing in an aggregate amount of $100.0 million

(the “Equity Financing”); and (ii) an executed debt commitment letter, including all exhibits, schedules and annexes thereto, dated as of the date hereof, with customary redactions (the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Commitment Letters”), under which the debt financing sources party thereto (the “Debt Financing Sources”) have committed to provide to Parent’s Subsidiary debt financing in an aggregate amount of $250.0 million (the “Debt Financing” and, together with the Equity Financing, the “Financing”), subject solely to the conditions precedent to funding set forth in the Commitment Letters, in each case as in effect on the date hereof (the “Financing Conditions”). The only conditions precedent to the obligations of the parties under the Commitment Letters are the Financing Conditions. The Commitment Letters are in full force and effect and have not been withdrawn, terminated or rescinded. As of the date hereof, Parent has no Knowledge of any fact or occurrence that would reasonably be expected to (x) make any portion of the Financing unavailable at the Offer Closing or the Effective Time or (y) result in the termination or repudiation of any Commitment Letter. The Transactions are permitted under the Credit Agreement (as defined in the Debt Commitment Letter), after giving effect to the Debt Commitment Letter and the Amendment (as defined in the Debt Commitment Letter), as a “Limited Condition Acquisition” and Parent has no Knowledge of any fact or occurrence that would reasonably be expected to make the Transactions not permitted thereunder. The aggregate proceeds of the Financing contemplated by the Commitment Letters, together with other cash resources available to Parent, will be sufficient to consummate the Transactions, including the payment in full of (i) the aggregate Offer Price due at the Offer Closing, (ii) the aggregate Per Share Merger Consideration due at the Effective Time and (iii) all fees and expenses required to be paid by Parent or Merger Sub in connection with the Transactions and the Financing (collectively, the “Financing Purposes”). Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing. Each Commitment Letter is a legal, valid and binding obligation of Parent or its Subsidiary, as applicable, and, to the Knowledge of Parent, of the other parties thereto, subject to the Bankruptcy and Equity Exceptions. There are no other agreements, side letters or arrangements relating to the Commitment Letters that could affect the availability, enforceability, amount or conditionality of the Financing or delay the Closing. Parent has fully paid all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof.

(f) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid, non-assessable and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have engaged in any business activities and will have, no assets or Liabilities of any nature other than those incidental to its formation and pursuant to this Agreement and the Offer, the Merger and the other Transactions.

(g) Ownership of Company Capital Stock; Absence of Certain Arrangements. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns, nor will they own prior to the Closing Date (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. Neither Parent nor any of its Subsidiaries, or the “affiliates” or “associates” of any such entity is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL. Other than this Agreement and the Tender and Support Agreements, there are no Contracts or any commitments to enter into any Contract between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the Transactions or the operations of the Surviving Corporation after the Effective Time, including pursuant to which (i) any director, officer, employee or stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or Per Share Merger Consideration in respect of shares of Common Stock held by such person or (ii) such person has agreed to tender its shares of Common Stock in the Offer or vote against any Superior Proposal.

(h) Offer Documents and Schedule 14D-9. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub specifically for inclusion in the Schedule 14D-9, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, at the time such documents are filed with the SEC, at the time of the commencement of the Offer and at the Acceptance Time, comply as to form in all material respects with the requirements of the Exchange Act and all other Applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Offer Documents based on information supplied by or on behalf of the Company or any of its Representatives, or (ii) any financial projections or forward-looking statements.

(i) No Other Representations or Warranties. Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or any of its Affiliates, makes, or has made, any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto and, Parent and Merger Sub are not relying on any representation or warranty, and the Company disclaims any other representations or warranties, whether made by the Company, any of its Affiliates or their respective Representatives, except for the representations and warranties contained in Section 3.1 (as modified by the Company Disclosure Letter) or the certificate delivered pursuant to clause (c)(vi) of Annex A. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives or Affiliates, except for the representations and warranties contained in Section 3.1 or in the certificate to be delivered pursuant to clause (c)(vi) of Annex A, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates.

ARTICLE IV

Covenants

4.1 Interim Operations. From the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, except (a) as required or otherwise expressly contemplated under this Agreement, (b) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), (c) as required by Applicable Law, or (d) as set forth in Section 4.1 of the Company Disclosure Letter, the Company (i) will, and will cause each of its Subsidiaries to, use reasonable best efforts to cause the business of it and its Subsidiaries to be conducted, in all material respects, in the ordinary course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (A) preserve their material business organizations, assets and lines of business substantially intact, (B) maintain in effect all of their Licenses that are material to the Company and its Subsidiaries, taken as a whole, (C) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and its Subsidiaries, taken as a whole, used by the Company and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice and (D) maintain in all material respects its and their existing relations and goodwill with material Governmental Entities, Carriers, customers, suppliers and agents and (ii) will not and will cause each of its Subsidiaries not to:

(a) adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(b) adopt a stockholder’s rights plan or enter into any agreement with respect to the voting of shares of Common Stock;

(c) (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (ii) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or (iii) enter into a joint venture or partnership;

(d) acquire any assets or capital stock from any other Person, other than (i) acquisitions of assets in the ordinary course of business consistent with past practice, (ii) with respect to Intellectual Property, non-exclusive licenses granted in the ordinary course of business consistent with past practice or (iii) for transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(e) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries other than (i) the issuance of shares of Common Stock upon the exercise of Options and the settlement of RSUs and PSUs outstanding on the date of this Agreement or (ii) the issuance of shares of capital stock by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(f) make any loans, advances or capital contributions to or investments in any Person, except for (i) loans, advances or capital contributions to, or investments in, direct or indirect wholly owned Subsidiaries of the Company and (ii) advances to employees and consultants for business-related travel and other reasonable and documented business-related expenses in the ordinary course of business consistent with past practice;

(g) (i) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company, (ii) split, combine or reclassify the shares of Common Stock or any other outstanding capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (iii) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company, except for acquisitions, or deemed acquisitions, of shares of Common Stock or other equity securities of the Company in connection with (A) the satisfaction of Tax withholding obligations with respect to Options, RSUs or PSUs outstanding on the date of this Agreement, (B) the payment of the exercise price of Options outstanding on the date of this Agreement with shares of Common Stock (including in connection with “net exercises”) and (C) forfeitures of Options, RSUs or PSUs outstanding on the date of this Agreement, in the case of each of (A), (B) and (C), pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of shares of Common Stock or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries, or (iv) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided, however, nothing herein shall prohibit dividends and distributions paid or made on a pro rata basis by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary in the ordinary course consistent with past practice;

(h) (x) incur, assume, endorse, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or (y) pay any amounts of Indebtedness outstanding in advance of the date such payment is due and payable by the terms of the applicable Contract (other than in the ordinary course and consistent with past practice);

(i) (i) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective directors, officers, managers, employees or agents (including any Action relating to this Agreement or the Transactions) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or (ii) waive any claims other than, in the case of each of clauses (i) and (ii), any Action that involves only payments of monetary damages by the Company or its Subsidiaries not in excess of $250,000 in the aggregate; provided, that, notwithstanding the foregoing, the Company shall be permitted to take any of the actions described in each of clauses (i) and (ii) without Parent’s consent in connection with any Action that involves only payments of monetary damages by the Company or its Subsidiaries in connection with the repossession of an automobile on behalf of an insurance carrier not in excess of $500,000 in the aggregate;

(j) make, commit to make or authorize any capital expenditure in excess of the amounts set forth in the Company’s capital expenditure budget made available to Parent;

(k) make any material changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or Applicable Law;

(l) (i) enter into any Contract which would have been a Company Material Contract if entered into prior to the date hereof (other than Contracts entered into in the ordinary course of business consistent with past practice which are terminable for convenience without penalty or payment with a notice period of ninety (90) days or less or that have an initial term of less than twelve months), (ii) amend any Company Material Contract in any material respect or terminate any Company Material Contract (other than terminations upon the expiration of the then-current term), or (iii) waive or grant any release or relinquishment of any material rights under, or renew, any Company Material Contract, in each case, except for such actions with respect to Customer Contracts or Supplier Contracts, which actions are in the ordinary course of business consistent with past practice and are not otherwise in violation of Section 4.1 (and it being understood and agreed that if an action is expressly permitted pursuant to an exception to another clause of this Section 4.1, the entry into a Contract to take such action will not be prohibited by this clause (l));

(m) (i) make, change or revoke any material Tax election, (ii) settle or compromise any audit or proceeding relating to a material Tax liability or refund, (iii) enter into any Tax sharing agreement or closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Applicable Law), (iv) agree to any material adjustment of any Tax attribute, (v) change any method of Tax accounting or Tax period, (vi) execute any waivers extending the statutory period of limitations with respect to any material Tax Return, (vii) file any material amended Tax Return, or (viii) request any Tax ruling;

(n) except as required by a Benefit Plan set forth on Section 3.1(h)(i) of the Company Disclosure Letter: (i) grant or provide any severance or termination payments or benefits to any Company Service Provider; (ii) increase or agree to increase the compensation or employee benefits of, or make any new equity awards to, any Company Service Provider, except for base salary increases in the ordinary course of business consistent with past practice for any Company Employee with an annual base salary that does not exceed $200,000; (iii) establish, adopt, terminate, or take any action to accelerate the vesting, payment or funding of any compensation or benefits under or materially amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof) or any collective bargaining agreement; or (iv) hire or terminate the employment or engagement (other than for cause) of any Company Service Provider other than, in the ordinary course of business consistent with past practice, any Company Service Provider whose annual base salary does not exceed $200,000;

(o) terminate or permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy in any manner materially adverse to Parent or to the Company and its Subsidiaries, taken as a whole;

(p) sell, assign, license, abandon, allow to lapse or otherwise encumber, transfer or dispose of any Material Intellectual Property owned by the Company or any of its Subsidiaries, except for (i) non-exclusive licenses or sub-licenses granted in the ordinary course of business consistent with past practice, (ii) expirations of registered Intellectual Property at the end of its natural term or (iii) abandonments, lapses or other dispositions of non-material Intellectual Property in the ordinary course of business consistent with past practice;

(q) fail to maintain the confidentiality of any material Trade Secrets (including source code) included in the Material Intellectual Property, other than disclosures (i) to Parent and its Affiliates, (ii) in the ordinary course of business consistent with past practice to third parties acting on behalf of the Company subject to written confidentiality obligations, or (iii) to the U.S. Patent and Trademark Office or any similar patent office or agency, in each case, in (and in the course of) filing or prosecuting a patent application related to such information, in the ordinary course of business consistent with past practice to the extent reasonably necessary;

(r) amend, modify, or change the terms of service governing any product or service of the Company or any of its Subsidiaries to the extent such amendment, modification or change is materially adverse to the Company and its Subsidiaries, taken as a whole;

(s) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any permits that are material to the Company and its Subsidiaries, taken as a whole;

(t) enter into any new line of business; and

(u) agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

4.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 4.2, the Company shall and shall cause each of its Affiliates and its and their directors and officers to, and use reasonable best efforts to cause each of its Representatives, from and after the date hereof, to: (i) (A) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (and in any event within one (1) Business Day) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (B) immediately terminate all physical and electronic data room access for such Person and its Representatives to diligence or other information regarding the Company or any of its Subsidiaries and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (B) other than informing Persons of the provisions contained in this Section 4.2 and clarifying the terms and conditions of such proposal or offer (solely if and to the extent necessary to determine whether such proposal or offer constitutes an Acquisition Proposal), engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information or afford access to properties, books or records to any other Person in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or non-binding) with respect to, or take any action to support or in furtherance of, an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement but subject to the first sentence of Section 4.2(c), if at any time from and after the date of this Agreement and prior to the Acceptance Time, the Company receives a bona fide, unsolicited written Acquisition Proposal from any Person, under circumstances not involving any material breach of this Section 4.2, if the Company Board determines in good faith, (x) after consultation with outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (y) after consultation with outside counsel, the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under Applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person who has made such Acquisition Proposal; provided, however, the Company shall as promptly as practicable (and in any event within 24 hours) provide to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives; and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal and such Person’s Representatives. For purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that contains provisions that in the aggregate are no less favorable in any material respect to the Company than those contained in the Nondisclosure Agreement, dated December 21, 2025, between the Company and Parent (the “Confidentiality Agreement”); provided, however, such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.2 and need not contain any “standstill” or similar provision.

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent of the receipt of any Acquisition Proposal (which notice shall be provided in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail the material terms thereof), and shall promptly (and in no event later than twenty- four (24) hours after receipt) provide copies to Parent of any written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal. Without limiting the foregoing, the Company shall keep Parent informed of any material developments regarding any Acquisition Proposal, including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any additional or revised written proposals or indications of interest with respect to such Acquisition Proposal, and/or draft agreements relating to such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any Contract with any Person subsequent to the date of this Agreement and until the earlier of the Closing and termination of this Agreement which prohibits the Company from providing any information it is expressly required to provide to Parent pursuant to Section 4.2. Except as expressly permitted by this Section 4.2(c), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9 or any amendment thereto, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any action by board resolution or make any recommendation or public statement in connection with a tender offer or exchange offer that constitutes an Acquisition Proposal other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change and that a statement that the Company Board recommends against acceptance of such tender or exchange offer but, in accordance with this Section 4.2, is engaging in discussions or negotiations with the Person making such tender or exchange offer, shall not be deemed to be a Company Adverse Recommendation Change so long as such statement also expressly and concurrently reaffirms the Company Recommendation, (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company an Acquisition Proposal or (E) fail to publicly reaffirm the Company Recommendation within ten Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided that Parent may deliver only one such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment, memorandum of understanding or similar document with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.2(b). Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (x) make a Company Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to Section 6.3(a) if, after receiving such bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, (I) after consultation with its outside legal counsel and outside financial advisors, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under Applicable Law, and (II) after consultation with outside financial advisors and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal; provided, however, prior to making any Company Adverse Recommendation Change, (1) the Company shall have given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall include (x) a copy of the Superior Proposal, the relevant proposed transaction agreements and any financing commitments relating thereto (subject to customary redactions of the financial terms of fee letters that do not affect the availability, timing, conditionality, enforceability, termination or aggregate principal amount of the financing relating thereto) or (y) a summary of the material terms and conditions of such Superior Proposal, solely to the extent the written documentation specified in clause (x) above is not available (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement the Company has determined in good faith after consultation with its outside legal counsel it is required to make under Applicable Law, shall constitute a Company Adverse Recommendation Change), (2) to the extent requested in writing (email being sufficient) by Parent, the Company and its directors and officers have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose, in writing, revisions to the terms of this Agreement that are binding on Parent such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by and binding on Parent, and shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under Applicable Law and (y) the Superior Proposal continues to constitute a Superior Proposal, in each case, even if the revisions proposed by and binding on Parent were to be given effect, and (4) in the event of any change to the form, amount and timing of payment of consideration or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new two (2) Business Day notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(c) anew with respect to each such additional notice, including clauses (1) through (4) above of this proviso; provided, further, the Company Board may only (x) make a Company Adverse Recommendation Change and/or (y) terminate this Agreement pursuant to Section 6.3(a) if the Company and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.2.

(d) Notwithstanding anything to the contrary contained in this Agreement, prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change in response to an Intervening Event if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to make such Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under Applicable Law and, in such event, shall not be obligated to include the Company Recommendation in the Schedule 14D-9; provided, however, such action shall not in any way relate to an Acquisition Proposal or a Superior Proposal, and prior to taking such action, (i) the Company has given Parent at least four (4) Business Days’ prior written notice (an “Intervening Event Notice”) of its intention to make such Company Adverse Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Company Adverse Recommendation Change (it being agreed that neither the delivery of such a notice nor any public announcement thereof, which announcement the Company has determined in good faith after consultation with its outside legal counsel it is required to make under

Applicable Law, shall constitute a Company Adverse Recommendation Change), (ii) to the extent requested in writing (email being sufficient) by Parent, the Company and its directors and officers have negotiated, and the Company has used reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice to enable Parent to propose, in writing, revisions to the terms of this Agreement binding on Parent that would obviate the need for making such Company Adverse Recommendation Change, (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by and binding on Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under Applicable Law even if the revisions proposed by Parent were to be given effect and (iv) in the event of any material development relating to any Intervening Event that was previously subject to such Intervening Event Notice, the Company shall, in each case, have delivered to Parent an additional Intervening Event Notice and a new two (2) Business Day notice period under clause (i) above of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 4.2(d) anew with respect to each such additional notice, including clauses (i) through (iv) above of this proviso; provided, further, the Company Board may only make a Company Adverse Recommendation Change if the Company and its Affiliates and its and their Representatives have complied in all material respects with their obligations under this Section 4.2(d).

(e) Nothing contained in this Section 4.2 or in Section 4.7 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith following consultation with outside counsel, the failure to so disclose would be inconsistent with the Company Board’s fiduciary duties under Applicable Law or its obligations under applicable federal securities law; provided, however, any such position or disclosure (other than (i) a “stop, look and listen communication,” regardless of whether such communication includes a reaffirmation of the Company Recommendation and (ii) any disclosure of information that describes the Company’s receipt of an Acquisition Proposal, the operation of the Agreement, the existence or status of discussions or negotiations permitted by this Section 4.2, in each case that does not include an express recommendation in favor of an Acquisition Proposal, regardless of whether such communication includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean, other than the Transactions, (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression of interest by any Person that is considering to) acquire in any manner, directly or indirectly, in one or more transactions, 20% or more of the outstanding shares of Common Stock or other securities of the Company, or (iii) any inquiry, proposal or offer to (or expression of interest by any Person that it is considering to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 20% or more of the consolidated total assets (including equity securities of its Subsidiaries), consolidated net revenues or consolidated net income of the Company.

(g) For purposes of this Agreement, “Superior Proposal” shall mean (i) a bona fide, unsolicited written Acquisition Proposal (except that references therein to “20% or more” shall be replaced by “more than 50%”), (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, after taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and the Person making such Acquisition Proposal (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the form of consideration offered and the Person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Offer and the Merger.

(h) For purposes of this Agreement, “Intervening Event” shall mean a material event, development, occurrence, circumstance, state of facts or change that was not known or reasonably foreseeable to the Company Board, as of the execution and delivery of this Agreement, which event, development, occurrence, state of facts, circumstance or change becomes known to the Company Board before the Acceptance Time; provided, however, in no event shall any of the following constitute or contribute to an Intervening Event: (A) any event, development, occurrence, state of facts or change that is set forth in clauses (1) or (4) of the definition of “Company Material Adverse Effect”; (B) the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto; or (C) a breach of this Agreement by the Company.

(i) The Company agrees that it will take the necessary steps promptly to inform its Subsidiaries and its Representatives of the Company’s obligations under this Section 4.2.

4.3 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any Compensation Agreement, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable Nasdaq rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided, however, nothing in this Section 4.3 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

4.4 Cooperation; Reasonable Best Efforts.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and Applicable Law to consummate and make effective the Transactions as soon as practicable and in any event before the Outside Date, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Offer, the Merger or any of the other Transactions; provided, however, in no event will any Party or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any Person (including a Governmental Entity) for any consent or approval required for the consummation of the Transactions. From the date of this Agreement until Closing, neither Parent nor any of its Subsidiaries will acquire or agree to acquire any Persons providing credit insurance to auto lenders participating in the sub-prime, non-prime, near-prime or prime markets in the United States, whether by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, such Persons, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, consents of a Governmental Entity necessary to consummate the Transactions, or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of a Governmental Entity seeking or entering an Order prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (iv) otherwise prevent or materially delay the consummation of the Transactions. For the avoidance of doubt, the foregoing sentence shall not apply to any Affiliates of Parent other than its Subsidiaries. Subject to Applicable Law relating to the exchange of information, Parent and the Company shall provide the other Party with reasonable opportunity to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Offer Documents and Schedule 14D-9). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b) Antitrust.

(i)(A) Parent will or will cause its ultimate parent entity (as defined under the HSR Act) to make its respective filings under the HSR Act within fifteen (15) Business Days of the execution of this Agreement; and (B) the Company and Parent shall, as promptly as practicable, make, or cause to be made, any filing required by Applicable Laws of any jurisdiction designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or similar filings with the applicable Governmental Entity (“Antitrust Law”). In connection with the Transactions, Parent and the Company shall (and shall cause their respective Affiliates to) as promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities with jurisdiction over enforcement of the HSR Act or any other Antitrust Law (“Government Antitrust Entity”). Parent and the Company shall cooperate in good faith with any Government Antitrust Entities and Parent and the Company shall each use its reasonable best efforts to undertake promptly any and all action required to complete the Transactions expeditiously and lawfully; provided, however, nothing herein shall require Parent or any of its Subsidiaries to (v) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (w) terminate existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (x) terminate any venture or other arrangement; (y) create any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (z) effectuate any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Government Antitrust Entity in connection with any of the foregoing).

(ii) Parent and the Company each shall use its reasonable best efforts to assist and cooperate with the other Party in preparing and filing any and all written communications that are to be submitted to any Government Antitrust Entities in connection with the Transactions and in obtaining any consents, waivers, authorizations or approvals of any Governmental Entity or third party which may be required to be obtained in connection with the Transactions, which assistance and cooperation shall include: (A) timely furnishing to the other Party all information that counsel to the other Party reasonably determines is required to be included in such documents or, upon the advice of legal counsel, would be reasonably likely to increase the likelihood of obtaining such required consent, waiver, authorization or approval; (B) promptly providing the other Party with copies of all written communications to or from any Government Antitrust Entity relating to the HSR Act or any other Antitrust Law; (C) keeping the other Party reasonably informed of any communication received from, or given to any Government Antitrust Entity in connection with any proceeding related to the HSR Act or any other Antitrust Law, in each case regarding the Offer or the Merger; and (D) permitting the other Party to review and consider in good faith the other Party’s reasonable comments in any communication given by it to any Government Antitrust Entity or in connection with any proceeding related to the HSR Act or any other Antitrust Law, in each case regarding the Offer and the Merger; provided, however, documents may be redacted to remove references concerning the valuation of the Company, as necessary to address legal privilege or confidentiality concerns, or to comply with contractual arrangement or Applicable Law; and provided, further, portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”. Neither Parent nor Merger Sub, on one hand, nor the Company, on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Government Antitrust Entity with respect to any filings, applications, investigation, or other inquiry regarding the Offer or the Merger or filings under the HSR Act or any other Antitrust Law without, to the extent practicable, giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Government Antitrust Entity, the opportunity to attend and participate in such meeting, telephone call or discussion.

(iii) Parent shall pay the applicable fees pursuant to the HSR Act and any other Antitrust Law. Both the Company and Parent shall, if available, request early termination of any applicable waiting period under the HSR Act.

(c) Information. Subject to Applicable Law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d) Status. Subject to Applicable Law and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other Party in advance, to the extent practicable, and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(e) Nothing in this Section 4.4 shall prohibit or limit the ability of the Company to take the actions contemplated by Section 4.2. This Section 4.4 shall not govern the obligations of the Parties with respect to any Financing, which shall be governed by Section 4.13.

4.5 Access and Reports.

(a) Subject to Applicable Law and applicable contractual restrictions, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours and following reasonably sufficient advance written notice, throughout the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms to its officers, employees, Representatives, auditors, properties, books, Contracts, audit working papers (subject to the execution of customary access letters) and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested and, in each case, solely to the extent reasonably necessary to consummate the Transactions or for integration planning purposes; provided, however, the foregoing shall not require the Company to (i) disclose any information if and to the extent that the provision of such information would in the good faith judgment of the Company based on advice of counsel jeopardize any attorney-client, work product or other legal privilege or protection, (ii) disclose any information that relates to (A) the negotiation of this Agreement, (B) the valuation of the Company in connection with this Agreement, the Transactions or any other financial or strategic alternatives considered by the Company Board, (C) any Acquisition Proposal or Intervening Event or (D) any process the Company has conducted with any financial advisor or other communications with, any Persons in connection therewith or (E) the minutes of the meetings of the Company Board or any committee thereof discussing the Transactions, the process relating thereto or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board, any committee thereof (including any materials prepared by the Company’s financial advisor), whether in connection with a specific meeting thereof or otherwise relating to such subject matter), (iii) disclose any information that would violate Applicable Law or (iv) allow any sampling or testing of the Environment or building material or other intrusive investigation at any properties of the Company or its Subsidiaries; provided, further, in each case, the Company shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Subject to compliance with Applicable Law (including Antitrust Laws), from the date hereof until the earlier of the termination of this Agreement in accordance with Article VI and the Effective Time, the Company shall, upon request, provide Parent with updates (which shall not exceed one request for every seven day period following the date hereof), as to the status of the material operations of the business of the Company and its Subsidiaries; provided, however, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

(c) Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for access, data and information hereunder, and the Company and its Subsidiaries will not be required to provide information in any format other than as then exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or any of its Subsidiaries’ business, assets, financial performance or condition or operations.

(d) Except as otherwise permitted above, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee of the Company not involved in the negotiation of the Transactions or any customer, technology or other partner, vendor or supplier of the Company in connection with the Merger or any of the other Transactions without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company (it being acknowledged and agreed that any such contacts with the foregoing parties or Persons in the ordinary course of business and unrelated to the Company or the Transactions shall be unrestricted).

4.6 Nasdaq De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and the rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the shares of Common Stock from Nasdaq and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

4.7 Publicity. The initial press release regarding the Offer and the Merger shall be a joint press release in a form as mutually agreed by Parent and the Company. Thereafter (a) the Company shall not issue or cause the publication of any press releases or public announcements with respect to the Agreement or the Transactions without first consulting with Parent and offering Parent a reasonable opportunity to review, comment on and consent to (not to be unreasonably withheld, conditioned or delayed) any such press releases or public announcements and (b) Parent and Merger Sub shall not issue or cause the publication of any press releases or public announcements with respect to the Agreement or the Transactions without first consulting with the Company and offering the Company a reasonable opportunity to review, comment on and consent to (not to be unreasonably withheld, conditioned or delayed) any such press releases or public announcements, except (i) that the Parties shall be permitted to issue any press releases or public announcements as may be required by Applicable Law or by the request of any Governmental Entity, in which case such Party will, to the extent not prohibited by Applicable Law, prior to making such release or announcement, provide a copy of such release or announcement to the other Party and consult with the other Party regarding the contents thereof and (ii) the Company shall be permitted to issue releases, communications or statements regarding the Company’s and its Subsidiaries’ products and services, which releases, communications and statements are in the ordinary course of business and consistent with past practice, provided, prior to issuing any releases pursuant to this clause (ii), the Company shall provide Parent a copy thereof and reasonably consider any comments from Parent thereon. Nothing in this Section 4.7 shall limit the Company’s or the Company Board’s rights under Section 4.2, and the restrictions in this Section 4.7 shall not apply to (A) communications by the Company in connection with, or following, a Company Adverse Recommendation Change if the Company Board complied with the applicable provisions of Section 4.2 and (B) any disclosure by the Company, Parent or Merger Sub of any information concerning this Agreement or the Transactions in connection with any dispute regarding this Agreement or the Transactions. Nothing in this Section 4.7 shall limit the ability of any Party to make disclosures or statements that are substantially consistent with past statements made in accordance with this Section 4.7.

4.8 Employee Benefits.

(a) Parent agrees that, from and after the Effective Time and until the first (1st) anniversary of the Effective Time (the “Continuation Period”), Parent shall provide to the Company Employees who remain employed by the Company and its Affiliates on the Closing Date (the “Continuing Employees”) for so long as such Continuing Employee remains an employee of Parent or the Surviving Corporation during the Continuation Period, (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable, in the aggregate, to those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, (iii) target long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Parent and (iv) employee benefits (excluding any long-term or equity based incentive compensation opportunities, one-time or non-recurring benefits, deferred compensation benefits, retiree medical, health or welfare benefits, severance and defined benefit pension plan benefits) that are substantially comparable, in the aggregate, to those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time. In addition, and without limiting the application of this Section 4.8(a), from the Effective Time and until the first (1st) anniversary of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide to each Continuing Employee who suffers an involuntary termination of employment under circumstances where the Company or its Subsidiaries would have provided such Continuing Employee with severance payments and benefits under the Company or any of its Subsidiaries’ policies or guidelines, as set forth in Section 4.8(a) of the Company Disclosure Letter (the “Company Severance Policy”) with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under the Company Severance Policy.

(b) With respect to any compensation and employee benefit plans maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”) in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of the Effective Time, Parent shall use reasonable best efforts to (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Effective Time, and (iii) provide credit for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, coinsurance and maximum out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

(c) If requested by Parent in writing at least ten (10) Business Days prior to the Effective Time, the Company shall cause any Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (a “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If Parent or any Subsidiary of Parent maintains a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”), Parent or a Subsidiary of Parent shall permit each Continuing Employee who is then actively employed and participating in the Company 401(k) Plan to participate in the Parent 401(k) Plan as soon as reasonably practicable following the Closing Date and to elect, and Parent agrees to cause, or cause a Subsidiary of Parent to cause, the Parent 401(k) Plan to accept, a “direct rollover” of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, and, solely to the extent permitted under the Parent 401(k) Plan, promissory notes (in the case of outstanding loans) or a combination thereof in an amount equal to the full account balance (including earnings thereon) distributed to such Continuing Employee from the Company 401(k) Plan.

(d) (i) As soon as practicable after the date of this Agreement, the Company shall provide Parent (for Parent’s review and comment) (1) the Company’s reasonable, good faith estimate of the maximum amount (if any) that could be paid to each “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) as a result of the Offer and the Merger and the other Transactions (alone or in combination with any other event, including any termination of employment on or following the Closing) and (2) the “base amount” (as such term is defined in Section 280G(b)(3) of the Code) for each such “disqualified individual,” in each case calculated as of the date of this Agreement and (ii) on or prior to the tenth (10th) Business Day prior to the Effective Time, the Company shall provide Parent with its final Section 280G analysis for Parent’s review and comment.

(e) Parent acknowledges that the consummation of the Merger shall be a “change in control” for purposes of the Benefit Plans listed on Section 3.1(h)(i) of the Company Disclosure Letter and shall, or shall cause the Surviving Corporation to, honor all employee benefit obligations to current and former employees under such Benefit Plans in accordance with their terms.

(f) To the extent any bonus amounts under any cash bonus, sales and other cash incentive plans of the Company and its Subsidiaries (the “Bonus Amounts”) with respect to a performance period completed on or prior to the Closing are accrued and remain unpaid as of the Closing Date, Parent and the Surviving Corporation, as applicable, will cause all such Bonus Amounts to be calculated in accordance with such cash bonus, sales and other cash incentive plans and, to the extent payable, paid in the ordinary course of business to the eligible Continuing Employees.

(g) All provisions contained in this Section 4.8 are included for the sole benefit of the Parties to this Agreement, and shall not create (i) any third-party beneficiary or other rights in any Company Service Provider, Continuing Employee or any other Person that is not a Party, or their respective legal representatives or beneficiaries or (ii) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation, or will interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee or any Person at any time for any reason whatsoever, with or without cause. Nothing contained in this Section 4.8 is intended to be or shall be considered to be an amendment or adoption of any Benefit Plan or Parent Benefit Plan, plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan or Parent Benefit Plan, or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.9 Expenses. Except as otherwise provided in Section 4.4(b)(iii), Section 4.10(b) and Section 6.5, whether or not the Offer and the Merger are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expense.

4.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries, as applicable, to indemnify and hold harmless and advance expenses, to the fullest extent permitted under (x) the Charter or Bylaws (or comparable organizational documents of any Subsidiary of the Company) or (y) indemnification agreements between each current and former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”), on the one hand, and the Company or any of its

Subsidiaries, on the other hand, in each case subject to Applicable Law, each Indemnified Party against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions and the process conducted by the Company Board in connection therewith.

(b) Prior to the Closing, the Company shall, and if the Company fails to do so, Parent shall cause the Surviving Corporation as of the Closing to, obtain and fully pay the premium for a (i) six-year “tail” directors’ and officers’ insurance policies with respect to directors’ and officers’ liability (the “D&O Policy”), (ii) three-year “tail” errors and omissions/professional liability coverage with respect to the errors and omissions/professional liability, (iii) six-year “tail” cyber insurance and (iv) six-year “tail” in respect of fiduciary liability for employment practices, in each case from Carriers with the same or better credit rating as the Company’s current Carriers that cover such risks (collectively, “Tail Policies”), with terms, conditions, retentions and levels of coverage that are at least as favorable as the Company’s existing policies as of immediately prior to the entry into this Agreement; provided, however, in no event shall the Company expend, or shall Parent or the Surviving Corporation be required to expend, in the aggregate for such Tail Policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance policies; provided, further, if the annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Corporation shall obtain Tail Policies with the greatest coverage available for a cost not exceeding such amount. The Surviving Corporation will continue to maintain the D&O Policy in effect for a period of six years.

(c) The rights of the Indemnified Parties under this Section 4.10 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws or the comparable governing documents of any of the Company’s Subsidiaries, or under any applicable Contracts or Applicable Law. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws or the comparable governing documents of any of the Company’s Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six (6)-year period beginning at the Effective Time.

(d) The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties (and their respective heirs and estates). The obligations under this Section 4.10 shall not be terminated, repealed or modified with respect to an Indemnified Party without the consent of such affected Indemnified Party.

(e) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, unless provided by operation of law, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume all of the obligations set forth in this Section 4.10.

4.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.12 Parent Vote. Immediately after execution of this Agreement by the Parties, Parent will cause a written consent to be executed by the record holder of all of the stock of Merger Sub to adopt and approve this Agreement in accordance with Section 251 of the DGCL and shall promptly deliver such consent to the Company.

4.13 Financing Provisions.

(a) Parent Financing Covenant. Parent shall, and shall cause its applicable Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in the Commitment Letters as promptly as reasonably practicable following the date hereof, including using reasonable best efforts to:

(i) maintain in effect the Commitment Letters on the terms and conditions contained therein until the Closing;

(ii) negotiate, finalize and enter into the Amendment (as defined in the Debt Commitment Letter) on the terms and conditions contemplated by the Debt Commitment Letter or on such other terms in the aggregate not materially less favorable to Parent, taken as a whole, so long as such other terms would not reasonably be expected to adversely affect the availability of the Financing or delay or prevent the consummation of the Transactions;

(iii) comply with its obligations under the Commitment Letters and satisfy on a timely basis (or obtain waivers of) all conditions applicable to Parent therein;

(iv) enforce its rights under the Commitment Letters; and

(v) cause the Financing to be funded at the Closing.

(b) Restrictions on Amendments. Parent shall not, and shall cause its Subsidiaries not to, permit any amendment, modification, waiver, termination or replacement of any Commitment Letter or definitive financing document, including the Credit Agreement (as defined in the Debt Commitment Letter), if such action would reasonably be expected to: (A)

reduce the aggregate amount of the Financing to be less than the amount necessary for Parent to timely perform its payment obligations hereunder (unless there is a corresponding increase in other sources of funds available for the Financing Purposes), (B) impose any new or additional conditions or otherwise expand the conditions to funding, or (C) adversely affect or delay the ability of Parent to consummate the Transactions. Parent shall promptly provide the Company with copies of any amendment, modification or replacement of any Commitment Letter (subject to customary redactions of economic terms that do not affect conditionality, availability, enforceability or aggregate amount).

(c) Alternate Financing. If any portion of the Financing becomes unavailable on the terms contemplated by the Commitment Letters, Parent shall promptly notify the Company and shall use reasonable best efforts to obtain alternative financing in an amount sufficient to consummate the Transactions on terms that would not reasonably be expected to delay or prevent the Closing, and shall promptly deliver to the Company copies of the related commitment documentation (subject to the redaction limitations set forth in Section 4.13(b)). References in this Agreement to the Commitment Letters and the Financing shall include any such replacement financing permitted under this Section 4.13.

(d) Notice. Parent shall promptly notify the Company of: (i) any breach or default under any Commitment Letter; (ii) any written notice of termination, repudiation or withdrawal of any Commitment Letter; or (iii) any event or circumstance that would reasonably be expected to result in any portion of the Financing becoming unavailable or delayed. Parent shall keep the Company reasonably informed, upon request, of the status of its efforts to arrange the Financing.

(e) Financing Not a Condition. Parent acknowledges and agrees that the obtaining of the Financing is not a condition to the consummation of the Transactions and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing.

(f) Company Cooperation. Prior to and at the Effective Time, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide such reasonable and customary cooperation in connection with the Financing as may be reasonably requested by Parent or its Representatives, including using reasonable best efforts to:

(i) promptly provide financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate a Financing;

(ii) cause its senior management as well as appropriate representatives of the Company and its Affiliates, if applicable, to cooperate with the marketing or syndication efforts of the Debt Financing Sources for the Financing;

(iii) facilitate the execution and delivery of definitive financing documents (including any guarantee, pledge and security documents, other definitive financing documents or other certificates or other documents and instruments as may be reasonably requested by Parent or any Debt Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters in customary form)) and the schedules and exhibits thereto (which documents shall only be required to become effective, as to the Company and its Subsidiaries, as of the Closing Date);

(iv) execute and deliver customary certificates, or other documents and instruments relating to a Financing as may be reasonably requested by Parent as necessary and customary in connection with such Financing (including taking all corporate, limited liability company, partnership or other similar actions necessary to authorize such Financing), in each case effective as of the Closing;

(v) cooperate at reasonable times and upon reasonable prior notice, with customary due diligence efforts of Parent, its Affiliates and any Debt Financing Sources, including providing reasonable access to information and personnel in connection with customary collateral audits, field examinations and appraisals and furnishing information with respect to current assets, inventory, cash management and accounting systems and related policies and procedures, in each case to the extent reasonably requested in connection with the establishment of guarantee or collateral arrangements as of the Closing and in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries;

(vi) furnish such financial information as is reasonably requested by Parent to enable Parent to prepare pro forma financial statements (it being understood that the preparation of any pro forma financial statements shall be the responsibility of Parent and that the Company shall not be required to provide any information or assistance relating to (x) the proposed aggregate amount or structure of debt or equity financing, together with assumed interest rates, dividends (if any) and related fees and expenses, (y) any post-Closing or pro forma cost savings, synergies, capitalization or ownership or (z) any financial information relating to Parent or any of its Subsidiaries);

(vii) cooperate in satisfying the conditions precedent set forth in any definitive document relating to a Financing;

(viii) facilitate the pledging of collateral and granting of guarantees for any Financing; and

(ix) promptly execute and deliver to Parent and any Debt Financing Sources, at least four (4) Business Days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent requested by Parent from the Company in writing at least nine (9) Business Days prior to the Closing Date.

(g) The Company hereby consents to the use of its and its Subsidiaries’ logos as reasonably necessary in connection with any Financing; provided, however, such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in the Confidentiality Agreement or herein, Parent and its Subsidiaries and their Representatives shall be permitted to disclose information relating to the Company and its Subsidiaries as necessary and consistent with customary practices in connection with any Financing, subject to customary confidentiality arrangements (which may include “click through” confidentiality agreements) that are no less restrictive than the Confidentiality Agreement.

(h) The Company shall, and shall cause its Subsidiaries to (x) deliver all notices and take all other actions required to facilitate the termination of commitments under the Existing Company Credit Agreement, the repayment in full (or, in the case of letters of credit, replacement or cash collateralization) of all obligations thereunder and the release of all related Liens, in each case effective as of the Closing Date and (y) deliver to Parent at least three (3) Business Days prior to the Effective Time (with drafts to be provided in advance), payoff letters or similar documents in respect of all Indebtedness that is to be terminated as of the Closing (including, for the avoidance of doubt, the Existing Company Credit Agreement) from the applicable lenders or agents party thereto, together with all documentation for the release of such Liens (including UCC termination statements and other releases), in each case in customary form and substance reasonably satisfactory to Parent and the Company. Such payoff letters shall set forth the amount required to satisfy in full the outstanding obligations thereunder (including any interest, premium, penalties, make-whole payments, breakage costs and other fees and expenses) as of the Closing Date (the “Payoff Amount”), provide payment instructions therefor, provide that the obligations (including guarantees) thereunder (other than contingent indemnification obligations that customarily survive) and related Liens shall be released upon receipt of the Payoff Amount on the Closing Date and the related loan documents shall be terminated and indicate all then-outstanding letters of credit or similar Indebtedness (with respect to which the Company shall reasonably cooperate to cause to be terminated, and replaced with new letters of credit, cash collateralized or backstopped with new letters of credit on or after the Closing Date).

(i) Notwithstanding anything in this Agreement to the contrary, in fulfilling its obligations pursuant to Sections 4.13(f) and 4.13(h), (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee or otherwise bear any cost or expense or make any other payment (other than costs and expenses required to be reimbursed by Parent and Merger Sub) or incur any other liability in connection with any Financing prior to the Effective Time (other than liabilities indemnified by Parent pursuant to this paragraph (i) and other than costs and expenses required to be reimbursed by Parent and Merger Sub), (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (iii) none of the Company or its Subsidiaries or its Representatives shall be required to pass resolutions or consents or approve or authorize the execution of any Financing or the definitive financing agreement or deliver any certificates in connection therewith, in each case, unless the effectiveness of such resolutions, consents, certificates or documents (other than any certificate, document, opinion, instrument or agreement provided in accordance with Section 4.13(f)) is contingent upon the occurrence of the Closing, (iv) Parent shall, promptly and in any event within a reasonable period following request, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with such cooperation, (v) none of the Company or its Subsidiaries or its Representatives shall be required to provide any cooperation or information if it could reasonably be expected to cause any director, officer, member, manager, shareholder or employee of the Company to incur any personal liability in connection with the Financing, (vi) none of the Company or its Subsidiaries or its Representatives shall be required to provide access to or disclose information that such Person determines would jeopardize any attorney-client privilege or other privilege of the Company or its Subsidiaries, (vii) none of the Company or its Subsidiaries or its Representatives shall be required to provide any projections, forward-looking information, pro forma adjustments, cost savings, synergies, solvency certificate or similar certification (other than historical financial information prepared in the ordinary course of business), and (viii) none of the Company or its Subsidiaries or its Representatives shall be required to amend this Agreement. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such Financing (other than to the extent arising from information provided by the Company, its Subsidiaries or their respective Representatives arising from the intentional misrepresentation, bad faith, willful misconduct, gross negligence or breach of this Agreement by the Company, its Subsidiaries or any of their respective Representatives).

(j) For purposes of this Agreement, “Existing Company Credit Agreement” shall mean that certain Credit Agreement, dated as of March 19, 2021, among the Company, Wells Fargo Bank, N.A., as administrative agent, and the financial institutions party thereto as lenders, as amended by the First Amendment to Credit Agreement, dated as of September 9, 2022, as amended, supplemented, modified, restated, refinanced or replaced from time to time.

4.14 Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar action (including any derivative claim) against the Company or its directors, officers or employees relating to the Transactions (collectively, the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed on a prompt basis regarding the status of any Transaction Litigation and all material developments relating thereto (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected). The Company shall give Parent the opportunity to participate in (but not control), at Parent’s sole expense, the defense or settlement of any Transaction Litigation and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Transaction Litigation, without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed.

4.15 Section 16 Matters. Prior to the Effective Time, the Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of shares of Common Stock (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.16 Further Assurances. Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under Applicable Law to consummate the Offer, the Merger and the other Transactions as promptly as practicable and, in any event, by or before the Outside Date.

4.17 Notices of Certain Events. Each of the Company and Parent shall promptly notify the other Party upon becoming aware of:

(a) any Effect that has had or would reasonably be expected to have a Company Material Adverse Effect;

(b) any Effect that has had or would reasonably be expected to have a Parent Material Adverse Effect;

(c) any Actions (i) commenced or (ii) to the best of its knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which is reasonably likely to prevent or materially delay the consummation of the Transactions; and

(d) any other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

provided, however, no such notification (and no other notification required to be given under any other section of this Agreement) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

4.18 FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and signed by an authorized officer of the Company under penalties of perjury, certifying that the Company is not, and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, accompanied by a notice of such certificate to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) (collectively, the “FIRPTA Certificate”). If the Company fails to deliver the FIRPTA Certificate at the Closing, Parent’s sole and exclusive remedy for such failure shall be to withhold from the Per Share Merger Consideration such amounts as are required to be withheld under Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE V

Conditions

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Purchase of Shares of Common Stock in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have irrevocably accepted for purchase all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Injunctions or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any restraining order, injunction or other order preventing (whether temporary, preliminary or permanent) that shall remain in effect that restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”) nor shall any Applicable Law have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger.

5.2 Frustration of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived upon the occurrence of the Closing. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article V, as the case may be, to be satisfied if such failure was caused by the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, respectively, to comply with its obligations under this Agreement.

ARTICLE VI

Termination

6.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Acceptance Time by mutual written consent of the Company and Parent.

6.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company if:

(a) the Acceptance Time shall not have occurred on or before 11:59 p.m. Eastern Time on October 15, 2026 (the “Outside Date”); provided, however, that, if all Offer Conditions have been satisfied or waived as of the initial Outside Date (other than those conditions which by their nature can only be satisfied at the Closing, each of which is capable of being satisfied at the Closing), other than the condition set forth in clause (c)(i) of Annex A (solely in the event the Order or Applicable Law relates to the HSR Act) and/or clause (b)(i) of Annex A, then the Outside Date shall be automatically extended for two (2) months (such date as so extended will constitute the Outside Date), provided, further, that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a Party whose breach of, or failure to comply with, any provision of this Agreement has been the cause of, or resulted in or materially contributed to, the failure of the Acceptance Time to occur before the Outside Date (it being understood that a breach or failure of Merger Sub will be deemed to be a breach or failure, as applicable, of Parent for purposes of this Section 6.2(a));

(b) a permanent injunction or other Order that is final and non-appealable shall have been issued preventing or prohibiting consummation of the Offer or the Merger (whether before or after the Acceptance Time) such that the condition set forth in Section 5.1(b) cannot be satisfied; provided, however, the right to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to a Party whose breach of, or failure to comply with, any provision of this Agreement has been the cause of, or resulted in or materially contributed to, the imposition of such permanent injunction or other Order (it being understood that a breach or failure of Merger Sub will be deemed to be a breach or failure, as applicable, of Parent for purposes of this Section 6.2(b)); or

(c) the Offer (as may be extended in accordance with Section 1.1(e)) shall have expired in accordance with its terms and the terms of this Agreement, Parent is not required to extend the Offer pursuant to Section 1.1(e) and at such time the Minimum Condition shall not have been satisfied; provided, however, the right to terminate this Agreement pursuant to this Section 6.2(c) shall not be available to a Party whose breach of, or failure to comply with, any provision of this Agreement has been the cause of, or resulted in or materially contributed to, the Minimum Condition not being satisfied (it being understood that a breach or failure of Merger Sub will be deemed to be a breach or failure, as applicable, of Parent for purposes of this Section 6.2(c) and any breach or failure by Parent or Merger Sub to comply with its obligations pursuant to clauses (i)-(vi) in the second sentence of Section 1.1(c) shall be deemed a cause of the Minimum Condition not being satisfied).

6.3 Termination by the Company. This Agreement may be terminated by the Company if:

(a) at any time prior to the Acceptance Time, (i) the Company Board authorizes the Company, subject to the Company’s compliance in all material respects with Section 4.2, to enter into a definitive agreement with respect to a Superior Proposal, (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into a definitive agreement with respect to such Superior Proposal and (iii) the Company immediately prior to or concurrently with such termination pays to Parent the Termination Fee in immediately available funds; or

(b) at any time prior to the Acceptance Time, there has been a breach of any representation or warranty or a failure to comply with any covenant or agreement made by Parent or Merger Sub in this Agreement such that (i) such breach or failure to comply would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) such breach or failure to comply is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 6.3(b) and the basis for such termination or (y) the Outside Date; provided, however, the Company’s right to terminate this Agreement pursuant to this Section 6.3(b) shall not be available if the Company is then in breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that Parent would have the right to terminate this Agreement pursuant to Section 6.4(b).

6.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) at any time prior to the Acceptance Time, the Company Board shall have made a Company Adverse Recommendation Change; or

(b) there has been a breach of any representation or warranty or a failure to comply with any covenant or agreement made by the Company in this Agreement such that (i) an Offer Condition set forth in clause (c)(iii) or clause (c)(iv) of Annex A would not be satisfied and (ii) such breach or failure to comply is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 6.4(b) and the basis for such termination or (y) the Outside Date; provided, however, Parent’s right to terminate this Agreement pursuant to this Section 6.4(b) shall not be available if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement such that the Company would have the right to terminate this Agreement pursuant to Section 6.3(b).

6.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Party; provided, however, notwithstanding anything in this Agreement to the contrary, no such termination shall relieve any Party of any liability or damages to another Party resulting from Fraud or any Willful Breach of this Agreement (and any failure by Parent or Merger Sub to close the Transactions when required pursuant to this Agreement, for any reason, will be deemed to be a Willful Breach). For the avoidance of doubt, it is understood among the Parties that such a Willful Breach or Fraud of Merger Sub will be deemed to be a Willful Breach or Fraud, as applicable, of Parent for purposes of this Section 6.5(a). The provisions set forth in the last sentence of Section 1.1(e) (the Offer), the proviso of the last sentence of Section 1.2(b) (Stockholder List), Section 4.9 (Expenses), the last sentence of Section 4.13(e), this Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement.

(b) For purposes of this Agreement, (i) “Fraud” shall mean the making of, or failure to make, a statement of fact by a Party with intent to deceive another Party, or to induce it to enter into this Agreement, and requires (A) a false representation of material fact in the making of the representations and warranties contained in Section 3.1 or Section 3.2 of this Agreement, as applicable, (B) actual knowledge that such representation is false, (C) an actual intention to induce the Party to whom such representation is made to act or refrain from acting in reliance upon it, (D) causing that Party, in justifiable reliance upon such false representation and with ignorance of the falsity of such representation, to take or refrain from taking action, and (E) causing such Party to suffer losses by reason of such reliance; provided, however, “Fraud” shall not include any claim for equitable fraud, constructive fraud, promissory fraud, fraud by reckless or negligent misrepresentations or any tort based on negligence or recklessness, promissory fraud, unfair dealing fraud; and (ii) “Willful Breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching Party that it is required to take under this Agreement with the actual knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement, which breach is material.

(c) In the event of termination of this Agreement pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, Parent or Merger Sub may abandon and withdraw the Offer.

(d) Nothing shall impair the rights of a Party to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(e) If this Agreement is terminated (i) by the Company pursuant to Section 6.3(a), (ii) by Parent pursuant to Section 6.4(a) or (iii) (A) by Parent pursuant to the provisions of Section 6.4(b) or (B) by either Parent or the Company pursuant to the provisions of Section 6.2(a) or Section 6.2(c) and, in the case of this clause (iii), (y) prior to such termination an Acquisition Proposal shall have been publicly announced, shall have become publicly known or otherwise made known to the Company Board and not withdrawn at the time of such termination and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided, however, solely for purposes of this clause (iii), “50%” shall be substituted for “20%” in the definition of Acquisition Proposal) then, in the case of each of clauses (i), (ii), and (iii), the Company shall pay Parent the Termination Fee, by wire transfer in immediately available funds to an account designated by Parent (1) in the case of clause (i) of this Section 6.5(e), prior to or concurrently with such termination (or, if Parent has not provided wire instructions to the Company, within two (2) Business Days after receipt of such instructions), (2) in the case of clause (ii) of this Section 6.5(e), within two (2) Business Days after such termination (or, if later, within two (2) Business Days after receipt of Parent’s wire instructions) or (3) in the case of clause (iii) of this Section 6.5(e), upon the earlier of entering into such definitive agreement with respect to such Acquisition Proposal or upon consummation of the transactions contemplated by such Acquisition Proposal. As used in this Agreement, “Termination Fee” shall mean a cash amount equal to $13,580,000.

(f) The Company acknowledges that the amount payable by the Company pursuant to Section 6.5(e) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such payment is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion. The Company acknowledges that the agreements contained in Section 6.5(e) are an integral part of the Transactions, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 6.5(e), then (i) the Company shall reimburse Parent for all reasonable and documented out-of-pocket costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amounts and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%. Subject in all respects to (i) the reimbursement obligations of the Company under this Section 6.5(f) and (ii) any liability or damages payable by the Company resulting from Fraud or any Willful Breach of this Agreement, in the event this Agreement is terminated in circumstances in which the Termination Fee is payable pursuant to Section 6.5(e), payment of the Termination Fee will be the sole and exclusive remedy of Parent,

Merger Sub and their respective Affiliates, Representatives and their respective successors and assigns against the Company, its current, former or future stockholders and its Subsidiaries and their respective Affiliates and Representatives for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount neither the Company, its current or former stockholders, Representatives nor any of its Subsidiaries will have any further liability or obligation relating to or arising out of this Agreement or the Transactions under any theory.

ARTICLE VII

Miscellaneous

7.1 Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 4.8 (Employee Benefits), 4.9 (Expenses) and 4.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Offer and the Merger. This Article VII and the agreements of the Company, Parent and Merger Sub contained in the last sentence of Sections 1.1(e) (the Offer), the proviso of the last sentence of Section 1.2(b) (Stockholder List), Section 4.9 (Expenses), the last sentence of Section 4.13(e) and Section 6.5 shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Offer and Merger or the termination of this Agreement.

7.2 Modification or Amendment. Subject to the provisions of Applicable Law, at any time prior to the Effective Time, this Agreement may be modified or amended by written agreement executed and delivered by duly authorized officers of Parent and the Company; provided, that after the Acceptance Time, there shall be no amendment to this Agreement that decreases the Per Share Merger Consideration. Notwithstanding anything to the contrary herein, Section 4.13, this Section 7.2, Section 7.5(c), Section 7.9, Section 7.15 (and any other provision to the extent a modification would affect the substance thereof) may not be amended, waived or modified in a manner adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

7.3 Waiver of Conditions. Subject to Section 1.1(b), the conditions to each of the Parties’ obligations to consummate the Offer and the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by Applicable Law. Any such waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure or delay of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) This Agreement, and all claims or causes of action based on, arising out of, or related to this Agreement, the negotiation of this Agreement, the performance of this Agreement or the Transactions shall be governed by and construed in accordance with the Applicable Law of the State of Delaware, without regard to conflict of law provisions that would result in the application of the Applicable Law of any other jurisdiction. Each of the Parties irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or in the event (but only in the event) that the Delaware Court of Chancery does not have subject matter jurisdiction over such matter, then any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that the state appellate courts within the State of Delaware do not have subject matter jurisdiction over such matter, then in the United States District Court for the District of Delaware, or in the event (but only in the event) the United States District Court for the District of Delaware does not have subject matter jurisdiction over such matter, then in the Superior Court of Delaware or in the event (but only in the event) that the Superior Court of Delaware lacks subject matter jurisdiction, then a Delaware State court of competent jurisdiction (each such court, as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto, except in the Chosen Court, and further agrees that service of any process, summons, notice or document by registered mail to the address of the other Parties hereto shall be effective service of process for any action, suit or proceeding brought against it in the Chosen Court. Each of the Parties irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Court, and further irrevocably and unconditionally waives and agrees not to plead or claim in the Chosen Court that any such action, suit or proceeding brought in the Chosen Court has been brought in an inconvenient forum.

(b) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES AGREES TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY HERETO WITH RESPECT TO ANY MATTER WHATSOEVER ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(c) Notwithstanding anything herein to the contrary, each of the Parties agrees that (i) it will not bring or support any action, whether in law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with any Financing and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in any such Financing, and their Affiliates’ respective officers, directors, employees, agents and representatives involved in any such Financing and their respective successors and assigns arising out of or relating to this Agreement, any definitive documentation relating to a Financing or the transactions contemplated hereby or thereby, in each case, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York and any appellate court thereof, (ii) it hereby waives any right to trial by jury in respect of any such action, and (iii) agrees that any such action shall be governed by, and construed in accordance with, the Applicable Law of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the Applicable Law of any other jurisdiction. The provisions of this Section 7.5(c) are intended to be for the benefit of, and shall be enforceable by, each of the Debt Financing Sources. The obligations under this Section 7.5(c) shall not be terminated or modified with respect to a Debt Financing Source without the prior written consent of such affected Debt Financing Source. Notwithstanding the foregoing, nothing in this Section 7.5(c) shall limit or modify the rights or remedies of a Party against another Party under this Agreement.

7.6 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the Parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The Parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent and Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent and Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The Parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a Party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a Party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any Party to institute any action or proceeding for (or limit any Party’s right to institute any action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the Parties hereby acknowledges and agrees that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief. If on the date of any termination of this Agreement, there is a pending Action that has been brought by a Party seeking the remedies provided for in this Section 7.6, then, without further action, such termination date shall be automatically extended until the date that is five (5) Business Days after the dismissal, settlement or entry of final order with respect to such Action.

7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or email:

If to Parent or Merger Sub:

c/o ANV Group Holdings Ltd.
59 Maiden Lane
New York, New York 10038
Attention: Adam Karkowsky; Jorden Zanazzi
Email: [***]

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas
New York, NY 10019
Attention: Adam M. Givertz
Email: [***]

If to the Company:

Open Lending Corporation
1501 S. Mopac Expressway, Suite 450
Austin, Texas 78746
Attention: General Counsel
Email: [***]

with a copy to:

Jones Day 250 Vesey Street
New York, New York 10281-1047
Attention:	Randi C. Lesnick
Braden K. McCurrach
Email:	[***]
[***]

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party: (a) upon actual receipt, if delivered personally; (b) three (3) Business Days after deposit in the mail, if sent by registered or certified mail (postage prepaid, return receipt requested); (c) the date of transmission, if delivered via email at the email address specified in this Section 7.7 prior to 5:00 p.m. (Eastern Time) on a Business Day; (d) the Business Day after the date of transmission, if delivered via email at the email address specified in this Section 7.7 later than 5:00 p.m. (Eastern Time) on any date or is delivered on a date that is not a Business Day; or (e) when received, if sent by nationally recognized overnight courier or personal delivery.

7.8 Entire Agreement. This Agreement (including the annexes hereto), the Company Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

7.9 No Third Party Beneficiaries. Except as expressly provided in Section 4.10 (with respect to the Indemnified Parties) and Sections 4.13, 7.2, 7.5(c), 7.9 and 7.15 (in each case, to the extent relating to the Debt Financing Sources), this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon any representations, warranties, covenants or agreements contained herein.

7.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent (including Merger Sub) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

7.11 Definitions. Each of the terms set forth in Annex C is defined in the Section of this Agreement set forth opposite such term.

7.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the Parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.13 Interpretation; Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Annex, such reference shall be to a Section of or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning as the word “shall.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The defined terms in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any Contract or Applicable Law defined or referred to herein shall mean such Contract or Applicable Law as from time to time amended, modified or supplemented, including, in the case of Contracts, by waiver or consent and including, in the case of Applicable Law, by succession of comparable successor Applicable Law and further including, in the case of Applicable Law, all rules, regulations, policies, written standards, requirements, directives and interpretations promulgated under any such Applicable Law. When calculating periods of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, and if the last day of such period (or the date on which any action is required or permitted to be taken under this Agreement by a Person) is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) The Company has or may have set forth information in the Company Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The Parties agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Letter to which such information reasonably relates on its face or to which there is an explicit cross-reference to such information, item or matter, in each case, as though fully set forth in such other Section. Certain items and matters may be listed in the Company Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement and, except as otherwise expressly set forth in any Section or subsection of the Company Disclosure Letter, in no event will the listing or disclosure of any information or document in any such Section or subsection of the

Company Disclosure Letter, or in the documents referred to or incorporated by reference in any Section or subsection of the Company Disclosure Letter, constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Company or its Subsidiaries not expressly set out in this Agreement. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty (i) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Company Material Adverse Effect and any references to dollar amounts, will not be deemed to be an acknowledgement or representation or warranty that such items are material or to establish any standard of materiality, (ii) shall not be construed as an admission or indication by the Company of any non-compliance with, or breach or violation of, any third party rights, any Contract or agreement or any Applicable Law or Order of any Governmental Entity, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement and (iii) shall not represent a determination that the Transactions require the consent of any third party. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Section or Subsection of the Company Disclosure Letter is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item.

(d) The words “provided to”, “delivered” or “made available” and words of similar import refer to documents which were posted to the electronic data site maintained by Intralinks in connection with the Transactions or publicly filed with the SEC by the Company, in each case, at least twenty-four (24) hours prior to the execution and delivery of this Agreement by all of the Parties; provided, however, Parent had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof.

7.14 Assignment. This Agreement shall not be assignable by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, following the Offer Closing, Parent may assign, by written notice to the Company, Merger Sub’s rights under this Agreement to another Affiliate of Parent in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such assignee, except that all (a) representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such assignee as of the date of such assignment and (b) covenants and agreements made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed covenants and agreements made by such assignee as of the date of such assignment; provided, further, no such assignment shall (i) impede or otherwise delay the consummation of the Transactions or (ii) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

7.15 Waiver of Claims Against Debt Financing Sources. The Company agrees, on behalf of itself and its Affiliates and each of their respective former, current or future equityholders, controlling Persons, officers, directors, employees, agents and representatives, that any Debt Financing Sources and their respective Affiliates shall not be subject to any liability or claims by the Company, its Subsidiaries or its Affiliates in connection with the Financing or in any way relating to this Agreement or any of the Transactions, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding the foregoing, nothing in this Section 7.15 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement or any Debt Financing Source’s obligations to Parent under any Commitment Letter.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of each of the Parties as of the date first written above.

ANV GROUP HOLDINGS LTD.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	Chairman and Chief Executive Officer

LAKERS ACQUISITION SUB, INC.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	President

OPEN LENDING CORPORATION

By:	/s/ Jessica Buss
Name:	Jessica Buss
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX A

OFFER CONDITIONS

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of this Agreement and as required by Applicable Law, neither Parent nor Merger Sub shall be required to accept for purchase or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any shares of Common Stock validly tendered and not validly withdrawn prior to the Expiration Date, if the following conditions have not been satisfied as of immediately prior to the Expiration Date:

(a) there shall not have been validly tendered and not validly withdrawn that number of shares of Common Stock that, when added to the shares of Common Stock then owned by Parent and its Subsidiaries, would represent a majority of the total number of outstanding shares of Common Stock as of the time of the expiration of the Offer (excluding any shares of Common Stock tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), (such condition in this clause (a), the “Minimum Condition”);

(b) (i) any waiting period (including any extension thereof and any timing agreement entered into with a Governmental Entity to delay or not to consummate the transactions entered in connection therewith) applicable to the consummation of the Offer under the HSR Act shall not have expired or been earlier terminated; or (ii) any notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, or any consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Transactions by the Company and Parent and, in each case, which is set forth on Section 5.1(b) of the Company Disclosure Letter shall not have been made or obtained (as the case may be);

(c) any of the following shall exist:

(i) there shall be any Order in effect that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

(ii) the Company and Parent shall have entered into a duly executed agreement that the Offer or this Agreement be terminated, or this Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(iii) (A) any of the representations and warranties of the Company set forth in Section 3.1(b)(i) or Section 3.1(b)(iii) (Capital Structure), shall fail to be true and correct in all respects (except for any de minimis inaccuracy or inaccuracies that would not result in more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub pursuant to Article I and Article II of this Agreement) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an

A-1

earlier date, in which case as of such earlier date); (B) any representation and warranty of the Company set forth in Section 3.1(f)(ii) (Absence of Certain Changes) shall fail to be true and correct in all respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); (C) any of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i) and Section 3.1(b)(iii) thereof), Section 3.1(c) (Corporate Authority; Approval), Section 3.1(j) (Takeover Statutes; Rights Plan), Section 3.1(u) (Company Advisors) or Section 3.1(v) (Opinion of Financial Advisor) shall fail to be true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); or (D) any of the other representations and warranties of the Company set forth in this Agreement other than those listed in the preceding clauses (c)(iii)(A), (c)(iii)(B) and (c)(iii)(C) shall fail to be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); provided, however, the condition set forth in this clause (c)(iii)(D) shall be deemed to have been satisfied even if any of the representations and warranties of the Company referred to in this clause (c)(iii)(D) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect.

(iv) the Company shall have failed to comply in all material respects with the obligations that the Company is required to comply with under this Agreement at or prior to the Expiration Date;

(v) since the date of this Agreement, there has occurred any Effect that has had, individually or in the aggregate, a Company Material Adverse Effect that is continuing; or

(vi) Merger Sub shall have failed to receive a certificate of the Company, executed by the chief executive officer or the chief financial officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in clauses (c)(iii), (c)(iv) and (c)(v) of this Annex A have been satisfied.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms of this Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition and the Termination Condition), in each case, subject to the terms of this Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

A-2

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MERGER SUB

B-1

ANNEX C

DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	4.2(b)
Acceptance Time	1.1(b)
Acquisition Proposal	4.2(f)
Action	3.1(g)(i)
Advertisement	3.1(t)(i)
Affiliate	3.1(a)
Agreement	Preamble
AI Technology	3.1(n)(viii)
Anti-Bribery Law	3.1(i)(ii)
Antitrust Law	4.4(b)(i)
Applicable Date	3.1(e)(i)
Applicable Law	3.1(i)(i)
Balance Sheet Date	3.1(f)
Bankruptcy and Equity Exception	3.1(c)
Benefit Plans	3.1(h)(i)
Bonus Amounts	4.8(e)
Book-Entry Shares	2.1(a)
Business Day	1.4
Bylaws	1.7
Cancelled Share	2.1(a)
Carrier	3.1(t)(ii)
Certificate	2.1(a)
Certificate of Merger	1.5
Charter	1.7
Chosen Court	7.5(a)
Closing	1.4
Closing Date	1.4
Code	2.2(e)
Commitment Letters	3.2(e)
Common Stock	Recitals
Company	Preamble
Company 401(k) Plan	4.8(c)
Company Adverse Recommendation Change	4.2(c)
Company Advisors	3.1(u)
Company Approvals	3.1(d)(i)
Company Board	Recitals
Company Disclosure Letter	3.1
Company Employees	3.1(h)(i)
Company Financial Statements	3.1(e)(ii)
Company IT Systems	3.1(o)(ii)
Company Leased Real Property	3.1(r)(i)

Term	Section
Company Material Adverse Effect	3.1(a)
Company Material Contract	3.1(q)(i)
Company Real Property Leases	3.1(r)(i)
Company Recommendation	1.1(d)
Company Reports	3.1(e)(i)
Company Service Provider	3.1(h)(vi)
Company Severance Policy	4.8(a)
Company Software	3.1(n)(vi)
Compensation Agreement	3.1(x)
Confidentiality Agreement	4.2(b)
Continuation Period	4.8(a)
Continuing Employees	4.8(a)
Contract	3.1(d)(ii)
control	3.1(a)
controlled by	3.1(a)
Controlled Group Liability	3.1(h)(iii)
Covered Securityholders	3.1(x)
Customer Contracts	3.1(q)(i)(12)
D&O Policy	4.10(b)
Debt Commitment Letter	3.2(e)
Debt Financing	3.2(e)
Debt Financing Sources	7.5(c)
DGCL	Recitals
Dissenting Share	2.1(d)
Dissenting Stockholder	2.1(d)
DTC	2.2(b)(ii)
Effect	3.1(a)
Effective Time	1.5
Employment Compensation Arrangement	3.1(x)
Employment Laws	3.1(m)(ii)
Environment	3.1(k)
Environmental Law	3.1(k)
Equity Commitment Letter	3.2(e)
Equity Financing	3.2(e)
Equity Plan	2.3(a)(i)
ERISA	3.1(h)(i)
Exchange Act	1.1(a)
Existing Company Credit Agreement	4.13(j)
Expiration Date	1.1(e)
Financing	3.2(e)
Financing Conditions	3.2(e)
Financing Purposes	3.2(e)
FIRPTA Certificate	4.18
FT Partners	3.1(u)
Fraud	6.5(b)
GAAP	3.1(a)(6)
Government Antitrust Entity	4.4(b)(i)
Governmental Entity	2.2(d)
Hazardous Substance	3.1(k)
HSR Act	3.1(d)(i)
Indebtedness	3.1(b)(vi)

Term	Section
Indemnified Parties	4.10(a)
Initial Expiration Date	1.1(e)
Insurance Contract	3.1(t)(ii)
Intellectual Property	3.1(n)(x)
Intervening Event	4.2(h)
Intervening Event Notice	4.2(d)
IRS	3.1(h)(ii)
IT Assets	3.1(o)(iv)
Knowledge	3.1(g)(iii)
Licenses	3.1(i)(i)
Lien	3.1(b)(ii)
Major Customers	3.1(s)
Major Suppliers	3.1(s)
Malicious Code	3.1(o)(v)
Material Intellectual Property	3.1(n)(ii)
Measurement Time	3.1(b)(i)
Merger	Recitals
Merger Sub	Preamble
Minimum Condition	Annex A
Multiemployer Plan	3.1(h)(i)
Nasdaq	3.1(d)(i)
Offer	Recitals
Offer Closing	1.1(b)
Offer Conditions	1.1(b)
Offer Documents	1.1(d)
Offer Price	Recitals
Open Source License	3.1(n)(xi)
Option	2.3(a)(i)
Option Consideration	2.3(a)(i)
Order	5.1(b)
Outside Date	6.2(a)
Parent	Preamble
Parent 401(k) Plan	4.8(c)
Parent Approvals	3.2(c)(i)
Parent Benefit Plans	4.8(b)
Parent Material Adverse Effect	3.2(a)
Parties	Preamble
Party	Preamble
Paying Agent	2.2(a)
Payment Fund	2.2(a)
Payoff Amount	4.13(h)
Per Share Merger Consideration	2.1(a)
Permitted Lien	3.1(d)(ii)
Person	2.2(d)
Personal Information	3.1(o)(i)

Term	Section
Privacy Commitments	3.1(o)(i)
Privacy Law	3.1(o)(i)
Privacy and Data Security Policies	3.1(o)(i)
PSU	2.3(c)
PSU Consideration	2.3(c)
Registered IP	3.1(n)(i)
Release	3.1(k)
Representatives	3.1(y)
Rights	3.1(b)(iii)
RSU	2.3(b)
RSU Consideration	2.3(b)
Sanctions Laws	3.1(i)(iii)
Schedule 14D-9	1.2(a)
SDN List	3.1(i)(iii)
SEC	1.1(d)
Securities Act	3.1(b)(ii)
Security Incident	3.1(o)(iii)
SOX	3.1(e)(i)
Software	3.1(n)(xii)
Stockholder List Date	1.2(b)
Subsidiary	3.1(a)
Superior Proposal	4.2(g)
Supplier Contracts	3.1(q)(i)(13)
Surviving Corporation	1.3
Tail Policies	4.10(b)
Takeover Statute	3.1(j)
Tax	3.1(l)(xii)
Tax Authority	3.1(l)(xii)
Tax Return	3.1(l)(xii)
Tender and Support Agreements	Recitals
Termination Condition	Annex A
Termination Fee	6.5(e)
Third-Party Processors	3.1(o)(i)
Trade Secrets	3.1(n)(x)
Transaction Litigation	4.14
Transactions	3.1(a)
under common control with	3.1(a)
Willful Breach	6.5(b)

C-4